SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Tobira Therapeutics, Inc.

(Name of Subject Company)

Tobira Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88883P 10 1

(CUSIP Number of Class of Securities)

Laurent Fischer, M.D.

President and Chief Executive Officer

701 Gateway Boulevard, Suite 300

South San Francisco, CA 94080

(650) 741-6625

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jay K. Hachigian Bennett L. Yee Andrew Y. Luh Heidi E. Mayon Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, California, 94063 (650) 321-2400	Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts, 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Tobira Therapeutics, Inc., a Delaware corporation (“Tobira” or the “Company”). The address of Tobira’s principal executive offices is 701 Gateway Boulevard, Suite 300, South San Francisco, California 94080 and its telephone number is (650) 741-6625.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Tobira’s common stock, par value $0.001 per share. As of the close of business on September 28, 2016, there were 18,833,219 shares of common stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Tobira, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information – Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Sapphire Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (“Parent”) , and a wholly owned subsidiary of Allergan plc (“Allergan”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Tobira for a purchase price of (i) $28.35 per Share in cash (the “Closing Amount”), plus (ii) one non-transferrable contingent value right per Share (each, a “CVR”), which represents the contractual right to receive one or more payments in cash of up to $49.84 in the aggregate, contingent upon the achievement of certain milestones (one CVR together with the Closing Amount, or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Price”) under a Contingent Value Rights Agreement to be entered into between Parent and a rights agent mutually acceptable to Parent and the Company at or prior to the time that Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the “CVR Agreement”), in each case without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Allergan, Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on October 3, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Tobira’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated September 19, 2016, by and among Tobira, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Tobira (the “Merger”), pursuant to

Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), with Tobira continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of stockholders of Tobira. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held by Tobira, Parent, any subsidiary of Parent or by stockholders of Tobira who have perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive (i) the Closing Amount, payable to the holder thereof in cash, plus (ii) one CVR, subject to and in accordance with the CVR Agreement, or any such higher consideration as may be paid in the Offer (the “Merger Consideration”), without any interest thereon and subject to any required tax withholdings. The treatment of equity awards under Tobira’s benefit plans, including stock options, is discussed below in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Tobira and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares, if any, beneficially owned by Parent and affiliated entities, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (calculated on a fully diluted basis) (the “Minimum Condition”), (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase.

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty business days following the commencement of the Offer. Purchaser may, in its discretion and without the consent of the Company, extend the Offer on one or more occasions in accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the SEC. Purchaser may not terminate the Offer, or permit the Offer to expire, without the prior written consent of the Company, prior to the earlier of the valid termination of the Merger Agreement and midnight, Eastern Time, on January 19, 2017 (the “End Date”), except that Purchaser is not required to extend the Offer beyond the then existing expiration date for more than three consecutive additional periods not to exceed an aggregate of 30 business days, if, as of the applicable expiration date, all of the conditions to the Offer are satisfied or have been waived other than the Minimum Condition.

As set forth in the Schedule TO, the address of the principal executive office of Parent is 2444 Dupont Drive, Irvine, California 92612, and the address of the principal executive office of Purchaser is Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054. The telephone number of each is (862) 261-7000.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Tobira, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Tobira or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Tobira (the “Tobira Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and their Affiliates

Merger Agreement

On September 19, 2016, Tobira, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Tobira, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Tobira’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Tobira to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Tobira. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Tobira, Parent or Purchaser in Tobira’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure letter provided by Tobira to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Tobira, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Tobira, Parent or Purchaser. Tobira’s stockholders are not third party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Tobira, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on September 19, 2016, Parent and Purchaser entered into a Tender and Support Agreement (the “Tender Agreement”) with one director of Tobira and certain stockholders affiliated with two other directors of Tobira (the “Tendering Stockholders”), pursuant to which the Tendering Stockholders agreed to tender or cause to be tendered pursuant to the Offer all Shares and options to purchase Shares, if any, that are exercised prior to the Effective Time (together with any shares of common stock of Tobira that are thereafter issued to or otherwise directly or indirectly acquired by any Tendering Stockholder prior to the termination of the Tender Agreement, including for the avoidance of doubt any shares of common stock acquired by such Tendering Stockholder upon exercise of options to purchase common stock, the “Subject Shares”). As of September 19, 2016, approximately 36.3% of the outstanding Shares are subject to the Tender Agreement (assuming no exercise of outstanding equity awards).

Pursuant to the Tender Agreement, the Tendering Stockholders have agreed to, among other things, as promptly as practicable after the commencement of the Offer, and in any event no later than the tenth business day following the commencement of the Offer, validly and irrevocably tender pursuant to the Offer all of the Subject Shares owned by the Tendering Stockholders at such time.

The Tendering Stockholders have also agreed in the Tender Agreement to be present (either in person or by proxy) at any annual or special meeting of stockholders of Tobira and to vote all of their Subject Shares (i) against any action or agreement that is intended or would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Tobira contained in the Merger Agreement, or of any Tendering Stockholder contained in the Tender Agreement, or (B) result in any of the conditions set forth in Section VII or Annex I of the Merger Agreement not being satisfied on or before the End Date; (ii) against any change in the Tobira Board; and (iii) against any acquisition proposal and against any other proposed action, agreement or transaction involving Tobira that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger, or the other transactions contemplated by the Merger Agreement, Tender Agreement and CVR Agreement (collectively, the “Transactions”).

The Tendering Stockholders have agreed that after the Subject Shares are tendered pursuant to the Offer, the Tendering Stockholders will not withdraw tendered Subject Shares from the Offer unless the Tender Agreement is terminated in accordance with its terms. The Tender Agreement will automatically terminate on the earliest of: (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time or (iii) the termination of the Tender Agreement by written notice from Parent to the Tendering Stockholders.

The representations, warranties and covenants contained in the Tender Agreement were made only for the purposes of the Tender Agreement, were made as of a specific date, were made solely for the benefit of the parties to the Tender Agreement and were not intended to be statements of fact but, rather, were negotiated as a method of allocating risk and governing the contractual rights and relationships among the parties to the Tender Agreement.

The foregoing summary and description of the Tender Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Tender Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidential Disclosure Agreement

On August 1, 2016, Allergan, Inc., a Delaware corporation and wholly owned subsidiary of Allergan, and Tobira entered into a confidential disclosure agreement (the “Confidentiality Agreement”) in connection with Allergan’s consideration of a possible transaction with or involving Tobira. Allergan is the parent entity of Parent and Purchaser. Under the Confidentiality Agreement, Allergan, Inc. agreed, subject to certain exceptions, to keep confidential certain confidential or non-public information relating to Tobira for a period lasting five years from the date of the Confidentiality Agreement. The Confidentiality Agreement contains a non-solicitation provision prohibiting Allergan, Inc. and any of its corporate affiliates, for a period of one year from the date of the Confidentiality Agreement, from soliciting for employment or hiring any executive officer of Tobira with whom Allergan had substantial contact during Allergan’s investigation of Tobira, subject to certain exceptions.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement which is filed as Exhibit (e)(4) and is incorporated herein by reference.

Arrangements between Tobira and its Executive Officers, Directors and Affiliates

Tobira’s executive officers and the members of the Tobira Board may be deemed to have interests in the Transactions that may be different from or in addition to those of Tobira’s stockholders generally. These interests may create potential conflicts of interest. The Tobira Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and recommend that Tobira’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For further information with respect to the arrangements between Tobira and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8. Additional Information—Golden Parachute Compensation” below, which is incorporated herein by reference, information contained in the section entitled “Executive Compensation” in Tobira’s definitive proxy statement filed with the SEC on April 28, 2016, and information contained in Item 5.02 of Tobira’s Current Report on Form 8-K filed with the SEC on September 20, 2016.

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If the executive officers and directors of Tobira who own Shares tender their Shares for purchase pursuant to the Offer (or hold Shares at the time of the Merger), they will receive consideration on the same terms and conditions as the other stockholders of Tobira who tender their Shares for purchase pursuant to the Offer. As of September 28, 2016, the executive officers and directors of Tobira beneficially owned, in the aggregate, 243,726 Shares, excluding Shares issuable upon the exercise of Company Options.

The following table sets forth (i) the number of Shares beneficially owned as of September 28, 2016, by each of Tobira’s executive officers and directors, excluding Shares issuable upon the exercise of Company Options and (ii) the aggregate Closing Amount that would be payable for such Shares. Each of these Shares will be entitled to the right to receive one CVR per Share if such Shares are tendered in the Offer or otherwise converted into the Offer Price pursuant to the Merger.

Name	Number of Shares Owned	Cash Consideration Payable in Respect of Shares	Contingent Consideration Payable in Respect of Shares (1)
Laurent Fischer	—	—	—
Eric Lefebvre	—	—	—
Christopher Peetz	—	—	—
Helen Jenkins	—	—	—
Dennis Podlesak	—	—	—
Andrew Fromkin	—	—	—
Pierre Legault	—	—	—
Patrick Heron	—	—	—
Eckard Weber(2)	243,726	$6,909,632.10	$12,147,303.84
Jeffrey H. Cooper	—	—	—
Gwen Melincoff	—	—	—
Carol Brosgart	—	—	—
All of Tobira’s current directors and executive officers as a group (12 persons)	243,726	$6,909,632.10	$12,147,303.84

(1)	Amount payable in respect of CVRs, assuming that the total payments under the CVR for each Share will be $49.84 per Share. As explained herein, each CVR payment is conditioned on achieving certain milestones which may not be achieved.
(2)	Consists of 243,726 Shares held by Eckard Weber Living Trust UTA dated November 20, 2007, of which Dr. Weber is the trustee.

Treatment of Options

Pursuant to the terms of the Merger Agreement, at the Effective Time, each option to purchase Shares (a “Company Option”) that is then outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Closing Amount (each, an “In the Money Option”), will be cancelled and converted into the right to receive (i) a cash payment equal to (A) the excess of (x) the Closing Amount over (y) the exercise price payable per Share under such Company Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to whether such In the Money Option was vested) and (ii) a CVR with respect to the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to whether such In the Money Option was vested).

Each Company Option that is outstanding and unexercised at the Effective Time and is not an In the Money Option, whether or not vested (each, an “Out of the Money Option”), will at the Effective Time be cancelled and converted into the right to receive a cash payment, if any, from Parent with respect to each Share subject to the Out of the Money Option upon each date that a payment would be required to be made to a holder of a CVR under the terms of the CVR Agreement on or prior to the fifth anniversary of the Effective Time (each such date, a “Valuation Point”), equal to (i) the amount by which the sum of (A) the Closing Amount, (B) the amount per Share previously paid in respect of any earlier Valuation Points, if any, and (C) the amount per Share in cash to be paid at such Valuation Point under the CVR Agreement exceeds the exercise price payable per Share under such Out of the Money Option (without regard to whether the Out of the Money Option was vested), less (ii) the amount of all payments previously received with respect to such Out of the Money Option (without regard to whether the Out of the Money Option was vested). Notwithstanding the foregoing description, any Out of the Money Options with an exercise price payable per Share equal to or greater than $78.19 (the “Maximum Amount”) will be cancelled at the Effective Time without the payment of any consideration.

The treatment of Company Options pursuant to the Merger Agreement was approved by the Tobira Board (following the approval and recommendation of Tobira’s Compensation Committee (the “Compensation Committee”)).

The table below sets forth, for each of Tobira’s executive officers and directors, the effect of the foregoing provisions of the Merger Agreement on the In the Money Options held by each such executive officer and director, as of September 28, 2016, based on the following: (a) the aggregate number of Shares subject to such In the Money Options (whether or not such In the Money Option was otherwise vested) and (b) the approximate value of such In the Money Options on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Closing Amount over the respective weighted average per share exercise prices of such In the Money Options held by the individual by the number of Shares subject to such In the Money Options. Each Share subject to an In the Money Option will also entitle the holder to receive one CVR, with the total number of CVRs each individual is entitled to receive with respect to his or her In the Money Options reflected in the table below. For purposes of this table, the cash value that is assigned to each CVR is $49.84, which is the maximum amount payable under each CVR (without taking into account the time value of money).

During the 60 days prior to the filing of this Schedule 14D-9, none of Tobira’s executive officers or directors have exercised their Company Options or sold Shares received upon exercise of Company Options. Tobira’s executive officers and directors may exercise their Company Options prior to the Effective Time to the extent such Company Options are vested on the date of the proposed exercise in accordance with their terms.

	Vested Options			Unvested Options
Name	Number of Shares Underlying Options	Weighted Average Exercise Price Per Share	Average Cash Spread Value Per Share	Number of Shares Underlying Options	Weighted- Average Exercise Price Per Share	Average Cash Spread Value Per Share	Estimated Total Option Cash Spread Value Based on Closing Payment	Number of CVRs issued in respect of In the Money Options	Estimated Maximum Cash Payment for CVRs issued in respect of In the Money Options
Laurent Fischer	480,706	$5.20	$23.15	548,196	$7.44	$20.91	$22,587,805	1,028,902	$51,280,476
Eric Lefebvre	112,620	$6.61	$21.74	167,667	$10.33	$18.02	$5,468,929	280,287	$13,969,504
Christopher Peetz	90,717	$7.68	$20.67	195,106	$9.08	$19.27	$5,634,023	285,823	$14,245,418
Helen Jenkins	69,866	$7.11	$21.24	155,523	$9.38	$18.97	$4,433,619	225,389	$11,233,388
Dennis Podlesak	65,473	$9.59	$18.76	33,056	$11.89	$16.46	$1,772,395	98,529	$4,910,685
Andrew Fromkin	36,436	$9.67	$18.68	14,537	$13.01	$15.34	$903,479	50,973	$2,540,494
Pierre Legault	43,082	$14.93	$13.42	14,537	$13.01	$15.34	$801,080	57,619	$2,871,731
Patrick Heron	23,073	$9.55	$18.80	14,537	$13.01	$15.34	$656,737	37,610	$1,874,482
Eckard Weber	23,073	$9.55	$18.80	14,537	$13.01	$15.34	$656,737	37,610	$1,874,482
Jeffrey H. Cooper	26,357	$10.22	$18.13	20,460	$11.60	$16.75	$820,506	46,817	$2,333,359
Gwen Melincoff	26,357	$10.22	$18.13	20,460	$11.60	$16.75	$820,506	46,817	$2,333,359
Carol Brosgart	40,042	$7.50	$20.85	20,856	$10.53	$17.82	$1,206,582	60,898	$3,035,156
All of Tobira’s current directors and executive officers as a group (12 persons)	1,037,802			1,219,472			$45,762,398	2,257,274	$112,502,536

In addition to the In the Money Options described in the table above, the following members of the Tobira Board hold Out of the Money Options that will entitle the director to the same cash payments required to be made with respect to a CVR on the above terms, all of which are vested:

•	Mr. Fromkin, 5,666 options at $58.23 per share;

•	Mr. Legault, 6,111 options at $43.83 per share, and 535 options at $42.93 per share; and

•	Mr. Podlesak, 9,546 options at $112.77 per share, 232 options at $105.21 per share, 10,253 options at $40.59 per share, 40,733 options at $36.00 per share, 1,071 options at $42.93 per share and 2,947 options at $34.56 per share.

The aggregate estimated maximum cash payment in respect of these Out of the Money Options (equal to the excess of the Maximum Amount over the applicable exercise price per share, multiplied by the number of Out of the Money Options, but subject to the same limitation that no payments will be made after the fifth anniversary of the Effective Time) is:

•	$113,093, for Mr. Fromkin;

•	$228,838, for Mr. Legault; and

•	$2,270,379, for Mr. Podlesak.

Severance Arrangements

Each of Tobira’s current executive officers is party to an offer letter with Tobira (as amended from time to time) that provides that if such officer is subject to a Termination Without Cause (as defined below) or resigns for Good Reason (as defined below) such officer will, subject to his or her execution and non-revocation of a general release of claims against Tobira, be entitled to certain severance benefits.

The offer letters provide that if an officer is subject to a Termination Without Cause or resigns for Good Reason (A) in connection with or following a change of control, Tobira will pay the officer a lump sum equal to 12 months of his or her base salary and (B) other than in connection with or following a change of control, Tobira will continue to pay the officer’s base salary for a period of six months (nine months for Tobira’s chief executive officer). In the event of any Termination Without Cause or resignation for Good Reason, Tobira will pay the same portion of the officer’s monthly premium under COBRA as Tobira pays for active employees for a period of up to six months. See Severance Letter with Dr. Lefebvre below with regard to a recent amendment to the severance terms provided under his offer letter.

The consummation of the Offer will constitute a change of control under the offer letters.

A “Termination Without Cause” means a separation from Tobira’s service as a result of the officer’s involuntary termination of employment (provided the officer is willing and able to continue performing services with the meaning of certain Department of Treasury Regulations), other than due to the officer’s:

•	unauthorized use or disclosure of Tobira’s confidential information or trade secrets, which use or disclosure causes material harm to Tobira;

•	material breach of any agreement with Tobira which the officer fails to correct after receiving 30 days’ written notification;

•	material failure to comply with Tobira’s written policies or rules which the officer fails to correct after receiving 15 days’ written notification;

•	conviction of, or plea of guilty or no contest to, a felony under the laws of the United States or any state;

•	gross negligence or willful misconduct;

•	continuing failure to perform assigned duties not corrected after receiving 15 days’ written notification of the failure; or

•	failure to cooperate in good faith with a governmental or internal investigation of Tobira or of Tobira’s directors, officers or employees, if Tobira has requested such cooperation.

“Good Reason” means a separation from Tobira’s service as a result of the officer’s resignation within 12 months after one of the following conditions has come into existence without the officer’s consent, provided that he or she provides written notice to Tobira of such condition within 90 days after it occurs and Tobira fails to remedy it within 30 days after receiving such written notice:

•	a material diminution (greater than 10%) of the officer’s base salary;

•	a material diminution in the officer’s authority, duties or responsibilities (provided that, with respect to Dr. Fischer, it being understood that his position as Chairman shall not be considered for this purpose);

•	a requirement that the officer relocate more than 40 miles as a result of a change of Tobira’s primary location; or

•	any continued material breach by Tobira of its obligations under the officer’s offer letter not corrected after receiving 15 days’ written notification.

The following table shows the estimated amounts of cash severance payments and benefits under the offer letters, assuming (i) that the Offer was consummated on September 28, 2016, and (ii) that each officer was either subject to a Termination Without Cause or resigned for Good Reason on September 28, 2016:

	Base Salary Payment($)	Continuation of Benefits ($)(1)	Total Payout ($)
Laurent Fischer	510,000	10,070	520,070
Eric Lefebvre	415,000	13,320	428,320
Christopher Peetz	340,000	26	340,026
Helen Jenkins	305,000	13,854	318,854

(1)	Represents the aggregate amount of all premiums payable for the continuation of the officer’s health benefits for the applicable severance period, based on the premiums in effect as of September 28, 2016.

The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the offer letter with each of the executive officers, which are filed as Exhibits (e)(13) through (e)(17) and (e)(22) hereto and are incorporated herein by reference.

Severance Agreement with Dr. Lefebvre

In connection with approving Tobira’s entry into the Merger Agreement and the transactions contemplated thereby, the Tobira Board approved (following the approval and recommendation of Tobira’s Compensation Committee), by amendment to the terms of his existing offer letter with Tobira, an increase in the cash severance to which Dr. Lefebvre may become entitled if he is subject to a Termination Without Cause or resigns for Good Reason in connection with or following certain corporate transactions involving Tobira, including the Merger, from an amount equal to six months of his base salary to an amount equal to 12 months of his base salary to conform his severance agreement with those of the other executive officers.

Payment of 2016 Performance Bonuses

In connection with approving Tobira’s entry into the Merger Agreement and the transactions contemplated thereby, the Tobira Board approved payment to each Tobira participating employee, including each of the executive officers, of their 2016 annual cash incentive bonus at target. Such bonus will be paid to each employee who either remains in service with Tobira, Parent or their respective affiliates through December 31, 2016, or is terminated without cause (defined substantially consistently with the definitions above) between the closing of the Merger and December 31, 2016.

The at-target bonus amount for each of Tobira’s executive officers is set forth below:

Name of Executive Officer	Performance Bonus Payment ($)
Laurent Fischer	255,000
Eric Lefebvre	145,250
Christopher Peetz	119,000
Helen Jenkins	106,750

Retention Pool

In connection with approving Tobira’s entry into the Merger Agreement and the Transactions contemplated thereby, the Tobira Board reserved a cash retention pool of $2,000,000 for allocation to eligible service providers at the time of the closing of the Merger by the Tobira Board or its Compensation Committee. Such retention pool is intended to reward service providers, which may include Tobira’s executive officers and directors, who have demonstrated superior efforts and dedication during 2016 including in connection with completion of the Merger, on such terms and conditions as the Tobira Board or its Compensation Committee may, in its or their sole discretion, determine. As of the date hereof, no awards under the retention pool have been allocated.

Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time, Parent will provide, or cause to be provided, to those of Tobira’s employees (including any of Tobira’s executive officers) who are employed by Tobira or any of Tobira’s subsidiaries as of immediately prior to the Effective Time, and who continue to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (i) base salary and base wages, (ii) short-term cash incentive compensation opportunities and (iii) severance payments and benefits, excluding equity-based compensation, that are no less favorable in the aggregate to such base salary, base wages, short-term cash incentive compensation opportunities and benefits (including severance, but excluding equity-based compensation) provided either (A) to such employees immediately prior to the execution of the Merger Agreement or (B) those provided to similarly situated employees of Parent. The Merger Agreement does not prohibit Parent or its affiliates from terminating the employment of any of Tobira’s employees (including any of Tobira’s executive officers) at any time.

Golden Parachute Excise Tax Gross-Up

Certain executive officers of Tobira may be subject to an excise tax (the “Golden Parachute Excise Tax”) on payments they will or may receive in connection with the Transactions under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The Compensation Committee decided that Tobira would provide each of the executive officers who becomes subject to the Golden Parachute Excise Tax a cash payment with respect thereto, so that, on a net after-tax basis, such executive officer would be in the same position as if no such excise tax had applied to him or her (the “Excise Tax Gross-Up Payment”). Tobira expects to enter into letter agreements with such executive officers setting forth their right to receive the Excise Tax Gross-Up Payment. A form of such letter agreement is filed as Exhibit (e)(23) hereto and is incorporated herein by reference. For more information about the Excise Tax Gross-Up Payment and the Golden Parachute Excise Tax, see Golden Parachute Excise Taxes and Golden Parachute Compensation under “Item 8. Additional Information” below.

Director Compensation

All Company Options granted to Tobira’s non-employee directors become fully vested and exercisable upon a change of control, which includes the consummation of the Offer. Tobira has provided these benefits to promote the ability of its directors to act in the best interests of Tobira’s stockholders, despite the possibility that they will not continue as directors as a result of a change of control.

The number of In the Money Options and Out of the Money Options held by Tobira non-employee directors, the estimated total option cash spread value and the number of CVRs to be issued in respect of In the Money Options is each described above under Treatment of Options.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Tobira’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Tobira’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Tobira or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Tobira’s amended and restated certificate of incorporation and amended and restated bylaws also provide that Tobira will indemnify its directors and officers to the fullest extent permitted by Delaware law. In addition, Tobira has entered into separate indemnity agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, Tobira is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of Tobira within the meaning of Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) or similar provisions of state statutory law or common law, or prior to a change in control, in connection with any proceeding initiated by such director or executive officer, including any proceeding initiated against Tobira or its directors, officers, employees or other indemnitees, and certain other situations.

This description of the indemnity agreements entered into between Tobira and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(5) hereto, which is incorporated herein by reference.

The Merger Agreement provides for indemnification, advancement of expenses, exculpation from liabilities and insurance rights in favor of Tobira’s current and former directors and officers, which are referred to as “indemnitees”, with respect to acts or omissions occurring prior to the Effective Time. Specifically, Parent has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in Tobira’s amended and restated certificate of incorporation or amended and restated bylaws or under any agreement filed as an exhibit to specified SEC filings of Tobira or listed on the confidential disclosure letter provided by Tobira to Parent and Purchaser with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect in accordance with their respective terms for a period of six years from the Effective Time.

In addition, Parent has agreed that it will cause the Surviving Corporation to (and the Surviving Corporation has agreed that it will) indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Tobira or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Tobira as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising out of the fact that the Indemnified Person is or was a director or officer of Tobira or is or was serving at the request of Tobira as a director or officer of another person, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation in accordance with the organizational documents and any indemnification agreements of the Surviving Corporation as in effect on the date of the Merger Agreement. If and only to the extent required by the DGCL or the Surviving Corporation’s organizational documents or any indemnification agreements, any Indemnified Person to whom expenses are advanced may be required to provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification. Further, the Surviving Corporation will reasonably cooperate in the defense of any such matter.

Parent and the Surviving Corporation have agreed to maintain in effect for a period of six years after the Effective Time, in respect of facts or events occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Tobira’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as Tobira’s policies existing on the date of the Merger Agreement; however, neither Parent nor the Surviving Corporation will be required to pay with respect to such insurance policies, in the aggregate for all six years, more than 300% of the aggregate annual premium most recently paid by Tobira for such insurance. In lieu of the foregoing, Parent or the Surviving Corporation may purchase a six-year prepaid “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate cost of such policy not to be in excess of the maximum contemplated by the preceding sentence).

The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the Surviving Corporation and Parent, and are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons) and his or her heirs or representatives.

Section 16 Matters

Pursuant to the Merger Agreement, Tobira will take all reasonable steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each director or officer of Tobira who is subject to the reporting requirements of Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

In connection with approving Tobira’s entry into the Merger Agreement and the Transactions contemplated thereby, the Compensation Committee of the Tobira Board approved each agreement, arrangement or understanding that has been, or will be, entered into by Tobira with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and otherwise took all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Potential for Future Arrangements

To Tobira’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Tobira and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Tobira, on the one hand, and Allergan, Parent, Purchaser, any of their affiliates or Tobira, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Tobira entering into any such agreement, arrangement or understanding.

Certain of Tobira’s executive officers have entered into new employment arrangements with Allergan, which are contingent upon the completion of the Transactions and provide for employment of such persons by Allergan. A summary of the terms of those offer letters is set forth in the table below.

Name of Executive Officer	Salary	Target Bonus Percentage	Restricted Stock Units ($)
Laurent Fischer	$534,000	50%	$5,000,000
Eric Lefebvre	$432,000	35%	$2,000,000
Helen Jenkins	$317,000	35%	$2,000,000

The Restricted Stock Units (“RSUs”) granted to each of the above referenced executive officers will vest in equal installments on each of the third and fourth anniversaries of the grant date, subject to such person’s continued employment with Allergan or one of its affiliates. Twenty-five percent of the RSUs will vest upon an executive’s termination without cause within three years of the Transactions. The above referenced executive officers will also be entitled to severance payments and benefits similar to those under their current employment agreements with Tobira.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board

At a meeting of the Tobira Board held on September 19, 2016, the Tobira Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of the Company and its stockholders; (ii) declared that it was advisable for the Company to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law; and (v) recommended that the Company’s stockholders tender their Shares pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that Tobira’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated September 20, 2016, issued by Tobira and Allergan announcing the Offer, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

Background of the Transaction

The Company is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapies to treat non-alcoholic steatohepatitis (“NASH”) and other liver diseases. The Company’s lead product candidate, cenicriviroc (“CVC”), is an immunomodulator and dual inhibitor of CCR2 and CCR5. CVC is being evaluated in a Phase 2b clinical trial, CENTAUR, for treatment of NASH in adults with liver fibrosis. On July 25, 2016, and described in more detail below, the Company announced the results of its Phase 2b CENTAUR trial.

The Tobira Board regularly reviews and evaluates with the assistance of senior management potential collaborations and other strategic opportunities to advance the clinical development of CVC and other product candidates and preclinical programs, finance the Company’s clinical development efforts and enhance value for the Company’s stockholders. For the past several years, the Company has maintained informal ongoing discussions with a number of participants in the biopharmaceutical industry (including Allergan) relating to potential transactions or relationships, including collaborations, partnerships, combination studies and licensing and other arrangements, some of which discussions have involved the provision by the Company of confidential or proprietary information under confidentiality agreements. In addition, directors of the Company who are affiliated with venture capital funds from time to time have meetings or communications with participants in the biopharmaceutical industry relating to potential transactions or relationships involving portfolio companies of their respective venture capital funds, which meetings and communications may reference the Company.

In late 2014, the Company (at that time a private entity) was engaged in discussions with two parties, “Party A” and “Party B”, regarding possible transactions that would provide funding for the Company’s Phase 2 trials. Each of Party A and Party B entered into confidentiality agreements and conducted due diligence on the Company in connection with these discussions. Discussions ceased with the Company’s merger with Regado Biosciences, Inc., completed on May 4, 2015, as a result of which the Company became publicly traded.

In September 2015, members of Company management met with representatives of Party A to discuss a potential collaboration agreement. In connection with these discussions, the Company and Party A exchanged confidential information with a view towards a potential collaboration.

In June 2016, representatives of Party B contacted representatives of the Company and indicated an interest in a potential financing transaction ahead of the receipt of results from the Company’s Phase 2b CENTAUR trial, to enable the Company to fund a future Phase 3 clinical trial. However, Party B did not further pursue discussions related to such a transaction at such time.

On June 21, 2016, Brenton Saunders, Chief Executive Officer and President of Allergan, and other representatives of Allergan, met for dinner with Dennis Podlesak, the Chairman of the Tobira Board, Dr. Eckard Weber, a member of the Tobira Board, and a representative of Domain Associates LLC (“Domain”), in New York, New York and, among other industry topics, discussed the Company’s lead product candidate, CVC.

On June 30, 2016, Mr. Saunders contacted Mr. Podlesak and indicated an interest in potentially acquiring the Company ahead of the receipt of results from the Company’s Phase 2b CENTAUR trial.

On July 5, 2016, the Company received a written proposal from Allergan to acquire all of the outstanding shares of common stock of the Company for upfront consideration of $310 million in cash plus potential payments under contingent value rights (“CVRs”) of up to $740 million (the “July 5 Proposal”). The CVRs would be payable if the Company achieved certain milestones at the end of the CENTAUR trial. Specifically, the CVRs would pay, in the aggregate, either (i) $740 million if the CENTAUR trial met its primary outcome measure and key secondary outcome measure or (ii) $100 million if the CENTAUR trial met only its primary outcome measure and not the secondary. In addition, the CVRs would pay, in the aggregate, $500 million if, at 104 weeks, the CENTAUR trial met its key secondary outcome measure.

Also on July 5, 2016, the Company engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to assist the Company and the Tobira Board, together with Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“Gunderson”), the Company’s regular outside counsel, in reviewing the proposal from Allergan and evaluating strategic alternatives more generally.

On July 6, 2016, the Tobira Board held a telephonic meeting, attended by members of management and representatives from Skadden, Gunderson and Centerview Partners LLC (“Centerview”). The Tobira Board discussed the July 5 Proposal and other potential strategic alternatives, taking into consideration the uncertainty presented by the upcoming receipt of results from the CENTAUR trial. At the direction of the Tobira Board, following the meeting, Mr. Christopher Peetz, the Company’s Chief Financial Officer, contacted representatives of Allergan and conveyed that the July 5 Proposal was insufficient.

On or around July 7, 2016, Mr. Saunders contacted Mr. Podlesak to discuss Allergan’s continued interest in pursuing a transaction, requesting guidance as to Tobira’s view of the July 5 Proposal.

On July 8, 2016, Mr. Peetz contacted representatives of Allergan and indicated that for a proposal to be potentially of interest to the Tobira Board it would need to meaningfully increase the total consideration offered and allocate significantly more value to upfront consideration over the July 5 Proposal.

On July 11, 2016, Mr. Peetz spoke with a representative of Allergan, during which discussion Allergan indicated that it would not be submitting an improved revised proposal due to the proximity of receipt of the impending CENTAUR study results.

On July 15, 2016, Dr. Fischer met for lunch with a representative of Allergan in San Francisco, California, and discussed Allergan’s continuing interest in the Company and CVC.

On July 23, 2016, the Tobira Board held a telephonic meeting, attended by members of management and representatives from Gunderson. Members of management provided a report on the outcome of the Company’s CENTAUR study, including the failure of the study to meet its primary endpoint of a two-point reduction in the non-alcoholic fatty liver disease Activity Score but success in meeting one of its two key secondary endpoints (improvement in fibrosis of at least one stage without worsening of steatohepatitis). In addition, the Tobira Board discussed with management potential financing strategies for the Company’s future clinical development programs and authorized the formation of a strategic committee of the Tobira Board, composed of Mr. Podlesak, Patrick Heron and Pierre Legault, to evaluate potential strategic transactions (the “Strategic Committee”), including with advisors to the Company. At this meeting, Dr. Fischer informed the Board that a representative of Allergan had expressed an interest in reviewing data from the CENTAUR study and the Company had indicated it would be willing to share this information with Allergan in the future.

On July 25, 2016, the Company publicly disclosed data from the CENTAUR study. The trading price of the Company’s common stock declined from $11.25 per share at the previous day’s close to $4.50 per share at the close of trading on July 25, 2016.

Following public announcement of the results of the CENTAUR study, the Company engaged in discussions with eleven parties, including Allergan, Party A, Party B and another party discussed below, “Party C,” all of whom reviewed the CENTAUR data subject to confidentiality agreements with a view to possible strategic collaborations, partnerships, combination studies and licensing and other arrangements. Members of Company management met with several of these parties during late July and August to present the CENTAUR data and discuss possible relationships, and offered or granted data room access to such parties.

During the week before August 1, 2016, a representative of Allergan contacted Mr. Podlesak, expressing that Allergan was interested in reviewing data from the CENTAUR study, and Mr. Podlesak indicated that the representative of Allergan should contact the Company.

On August 1, 2016, Allergan, Inc., a wholly owned subsidiary of Allergan plc, and the Company entered into a Confidentiality Agreement concerning the sharing of information, including data related to the CENTAUR study.

On August 2, 2016, members of Company management met with members of Allergan’s due diligence team at Allergan’s offices in Jersey City, New Jersey and presented data from the CENTAUR study. At this meeting, representatives of Allergan expressed continued interest in a potential acquisition of Tobira, which Allergan subsequently reiterated at various times during the month of August.

In August of 2016, the Company contacted Citigroup Global Markets Inc. (“Citi”) regarding a potential financial advisory engagement.

On August 4, 2016, the Tobira Board held a meeting at the offices of Gunderson in New York City, attended by Company management and representatives from Gunderson. Among other topics, the Tobira Board and senior management discussed the announcement of the CENTAUR study, the ongoing CENTAUR data review by third parties, and potential future financing structures.

On August 10, 2016, the Company entered into a confidentiality agreement with Party C in connection with Party C’s review of data from the CENTAUR study.

On August 12, 2016, Mr. Saunders contacted Mr. Podlesak and expressed a continuing interest in acquiring Tobira.

On August 26, 2016, the Company received a revised written proposal from Allergan to acquire all of the outstanding shares of common stock of the Company for upfront consideration of $400 million in cash plus an aggregate maximum of $1.0 billion in potential CVR milestone payments, corresponding to $500 million upon achievement of the first commercial sale of CVC for the treatment of NASH (included in the label) following approval by the United States Food and Drug Administration (the “FDA”) and $500 million upon reaching $2.0 billion in cumulative net sales within the first three years after launch (such proposal, the “August 26 Proposal”).

Also on August 26, 2016, members of the Company’s senior management met with Party A at the Company’s headquarters to discuss possible collaboration arrangements. At this meeting, following consultation with the Strategic Committee and representatives of Centerview and Citi, members of senior management indicated to Party A that the Company had received an acquisition proposal from a third party.

On August 26, 2016, the Tobira Board held a telephonic meeting, attended by members of management and representatives from Centerview, Citi, Skadden and Gunderson. Among other topics, the Tobira Board discussed the August 26 Proposal and received an update as to the ongoing CENTAUR data review by third parties and an update on the Company’s preparation of long-term projections to assist in the Tobira Board’s evaluation of the August 26 Proposal and other strategic alternatives. The Tobira Board discussed the upcoming end of Phase 2 meeting with the FDA and the potential for this meeting and related communications with the FDA to affect Phase 3 trial design and future development costs for CVC. The Tobira Board discussed with representatives of Centerview and Citi the possibility that other third parties, including Party A and others involved in the CENTAUR data review, would have an interest in acquiring the Company. The Tobira Board authorized management, Centerview and Citi to begin contacting potentially interested third parties, including the parties with whom the Company had been in discussions regarding results from the CENTAUR study, to assess such parties’ interest in a potential transaction with respect to the Company that would present a competitive alternative to the August 26 Proposal from Allergan.

During the period following receipt of the August 26 Proposal and prior to the entry into the Merger Agreement with Parent and Purchaser, the Company, Centerview and Citi contacted seven of the eleven parties with whom the Company had engaged in CENTAUR data review and discussion of possible strategic relationships in late July and August (three of such eleven parties having expressed interest only in a licensing transaction for territories outside the United States and one having previously indicated that it was no longer interested in pursuing a strategic relationship), as well as three other potentially interested parties, to assess such parties’ interest in a potential transaction with respect to the Company that would present a competitive alternative to the August 26 Proposal from Allergan. In addition, during this period, one potential counterparty contacted the Company of its own initiative, expressing interest in reviewing the CENTAUR data and pursuing a possible partnership or other transaction. Three of the parties contacted immediately declined to pursue an acquisition of the Company, whereas the remaining potential counterparties expressed varying levels of interest. Except as described below, none of these potential counterparties actively pursued an acquisition of the Company or indicated an intent to submit a proposal to acquire the Company prior to the entry into the Merger Agreement with Parent and Purchaser.

On August 29, 2016, the Tobira Board held a telephonic meeting, attended by members of management and representatives from Centerview, Citi, Skadden and Gunderson. Dr. Laurent Fischer, the Company’s Chief Executive Officer, gave a presentation on the results of the CENTAUR study as well as the plans for Phase 3 trial preparation. Without representatives of Centerview and Citi present, the Tobira Board, management and representatives of Skadden and Gunderson discussed the proposed engagement of Centerview and Citi and the further due diligence conducted by Skadden—supplementing the due diligence Skadden conducted in July—as to potential conflicts of interest of Centerview. Representatives of Skadden noted that due diligence as to potential conflicts of interest of Citi was pending. After discussion, the Tobira Board approved the engagement of Centerview as a financial advisor to the Company, and following such meeting, the Company entered into an engagement letter with Centerview on August 29.

Also on August 29, 2016, members of Allergan’s due diligence team visited the Company’s offices in South San Francisco, California for a full day meeting, which included a presentation to address Allergan’s due diligence questions.

On August 30, 2016, the Tobira Board held a telephonic meeting, attended by members of management and representatives from Centerview, Citi, Skadden and Gunderson. Before representatives of Centerview and Citi joined the meeting, representatives from Skadden discussed with the Tobira Board the due diligence conducted as to potential conflicts of interest of Citi related to its proposed engagement as financial advisor to the Company. After discussion, the Tobira Board approved the engagement of Citi as a financial advisor to the Company, and following such meeting, the Company entered into an engagement letter with Citi (which letter was dated August 29). Representatives of Centerview and Citi then joined the meeting and discussed with the Tobira Board a process for engaging with potential strategic partners, which included an overview of the potential strategic partners contacted as of such date and the level of interest each party had demonstrated, and discussed with the Tobira Board the August 26 Proposal. The Tobira Board discussed the need for the Company to finalize long-term projections to assist in the Tobira Board’s evaluation of the August 26 Proposal and other strategic alternatives. In addition, Gunderson and Skadden advised the Tobira Board regarding its fiduciary duties under Delaware law in connection with its consideration of the August 26 Proposal and other strategic alternatives.

On September 2, 2016, the Tobira Board held a telephonic meeting, attended by members of management and representatives from Centerview, Citi, Skadden and Gunderson. Centerview and Citi provided an update on the strategic process, including contacts with potential interested parties and the status of discussions with each. Centerview and Citi then provided an update on their discussions with Allergan with respect to the timing of a transaction as outlined in the August 26 Proposal.

On September 3, 2016, the Tobira Board held a telephonic meeting, attended by members of management and representatives from Centerview, Citi, Skadden and Gunderson. Mr. Peetz presented the Company’s financial model and the assumptions underlying such projections, including discussing with the Tobira Board sales projections with respect to CVC in comparison to other commercial drug launches and assumptions as to potential future equity issuances and licensing deals if the Company remained a standalone entity and the associated dilution to existing stockholders. Following the discussion of the financial model, Centerview and Citi reviewed with the Tobira Board their preliminary financial analyses with respect to the August 26 Proposal. Using assumptions provided by Company management regarding the probability of success and assumed date of achievement of the relevant milestones, Centerview and Citi calculated an illustrative aggregate probability-adjusted net present value for the August 26 Proposal of $614 million. The Tobira Board authorized and directed the Strategic Committee to work with Centerview and Citi to further negotiate with Allergan.

On September 4, 2016, Allergan orally submitted a revised proposal to acquire all of the outstanding shares of common stock of the Company for aggregate upfront consideration of $450 million in cash plus an aggregate maximum of $650 million in potential CVR milestone payments, corresponding to $150 million payable upon initiation of a qualified Phase 3 clinical trial, $300 million upon the first commercial sale of CVC for the treatment of NASH (included in the label) and $200 million after achieving $1.0 billion in cumulative net sales over four consecutive quarters within the first three years of launch (such proposal, the “September 4 Proposal”).

On September 5, 2016, members of the Strategic Committee discussed with Company management and representatives of Centerview and Citi various potential counter-proposal scenarios.

On September 6, 2016, Mr. Podlesak, Dr. Weber and a representative of Domain met with Mr. Saunders and other representatives of Allergan at Allergan’s offices in New Jersey. In this meeting, Mr. Podlesak indicated that Allergan should provide a revised proposal to meaningfully improve upon the September 4 Proposal with a focus on increasing the upfront and near-term milestone consideration.

On September 6, 2016, Allergan submitted a revised written proposal to acquire all of the outstanding shares of common stock of the Company for aggregate upfront consideration of $450 million in cash plus an aggregate maximum of $950 million in potential CVR milestone payments, corresponding to $200 million upon enrollment of the first patient in a Phase 3 study of CVC with an FDA agreed approvable primary endpoint of “improvement with fibrosis by at least one stage with no worsening of steatohepatitis,” $350 million upon the first commercial sale of CVC for the treatment of NASH (included in the label) and $400 million upon reaching $1.0 billion in cumulative net sales over four consecutive calendar quarters within the first three years of launch (such proposal, the “September 6 Proposal”).

Following receipt of the September 6 Proposal and following discussion with members of the Strategic Committee, representatives of Centerview and Citi contacted Allergan and proposed that the net sales milestone reflected in the September 6 Proposal be revised to cover the first five years of launch (as opposed to the first three years). Representatives of Allergan indicated that Allergan was not willing to improve the September 6 Proposal in this regard.

Also on September 6, 2016, the Tobira Board held a telephonic meeting, attended by members of management and representatives from Centerview, Citi, Skadden and Gunderson, to discuss the September 6 Proposal. Representatives of Centerview and Citi provided an update on recent discussions with potential counterparties that had expressed interest in acquiring the Company, including that Party A, Party B and Party C had received data room access and were conducting due diligence. Mr. Podlesak also reported on his discussions with Allergan concerning the September 4 Proposal which led to Allergan’s submission of the September 6 Proposal. Centerview and Citi then reviewed with the Tobira Board the September 4 Proposal and the September 6 Proposal. Using assumptions provided by Company management regarding the probability of success and assumed date of achievement of the relevant milestones, Centerview and Citi calculated an illustrative aggregate probability-adjusted net present value for the September 4 Proposal of $724 million and for the September 6 Proposal of $824 million. A representative from Skadden summarized key terms of the draft merger agreement and contingent value rights agreement proposed to be provided to Allergan and other potential bidders, including among other matters that the definition of a Material Adverse Effect would expressly exclude effects arising from the Company’s end of Phase 2 meeting with the FDA. The Tobira Board discussed the September 6 Proposal and requested that the Strategic Committee continue to review, evaluate and negotiate the terms of a potential transaction with Allergan or another potential bidder, with any such transaction to be presented to the full Tobira Board for approval.

Following the Tobira Board meeting on September 6, 2016, representatives of the Company advised representatives of Allergan that the Company was prepared to proceed with Allergan on the basis of the September 6 Proposal and work toward negotiating and finalizing definitive agreements.

From September 6, 2016 until September 19, 2016, members of the Company’s management team and members of Allergan’s business development and research and development teams, as well as Allergan’s outside legal and accounting advisors, met multiple times to discuss the Company’s intellectual property portfolio, pre-clinical and clinical programs, corporate due diligence and other various due diligence matters.

On September 7, 2016, following consultation with members of the Strategic Committee, Centerview and Citi sent Allergan an initial draft merger agreement and contingent value rights agreement. On the same day, following consultation with members of the Strategic Committee, Centerview and Citi sent Party C the draft merger agreement.

On September 8, 2016, Mr. Saunders contacted Mr. Podlesak, indicating that Allergan was preparing draft employment agreements to be provided to certain Company employees in order to retain those individuals following consummation of the transaction.

On September 8, 2016, the Strategic Committee held a telephonic meeting, attended by management and representatives from Centerview, Citi, Skadden and Gunderson. Mr. Podlesak updated the Strategic Committee regarding Allergan’s desire to negotiate employment agreements with key Company personnel in advance of signing a merger agreement. Members of the Strategic Committee discussed the potential conflicts of interest that would arise if Allergan insisted on negotiating these employment agreements while management was actively assisting the Strategic Committee in negotiating the terms of the merger agreement and, in particular, the contingent value rights agreements, as well as the risk to the Company’s process that could result from delay or difficulty in negotiating such arrangements, and determined that the Company should not respond to the request at such time. Representatives of Centerview and Citi provided an update on recent discussions with potential counterparties that had expressed interest in acquiring the Company, including Party A, Party B and Party C. Representatives of Centerview and Citi indicated that Party A had requested a draft of the merger agreement and indicated that it would likely submit a proposal in the near term, that Party C had not been in contact since it received the draft merger agreement but continued to engage in due diligence, and that Party B had discussed potentially submitting an offer but appeared likely to move slowly. Centerview and Citi indicated that in their view Party A and Party C were the most likely bidders to come forward with proposals that could potentially be competitive with Allergan’s September 6 Proposal.

Also on September 8, 2016, Skadden provided to Covington & Burling LLP (“Covington”), counsel to Allergan, an updated draft of the contingent value rights agreement.

On September 9, 2016, following consultation with members of the Strategic Committee, Centerview and Citi sent Party A the draft merger agreement.

On September 12, 2016, Party A submitted a written indication of interest to acquire all of the outstanding shares of common stock of the Company for aggregate upfront consideration of $400 million in cash plus an aggregate maximum of $1.0 billion in potential CVR milestone payments as detailed in the table set forth below captioned “Summary Proposal Comparison” (such proposal, the “Party A September 12 Proposal”). Along with the Party A September 12 Proposal, Party A submitted a markup of the draft merger agreement previously distributed to it. The markup of the draft merger agreement proposed that unspecified stockholders of the Company would deliver a tender and support agreement. Using assumptions provided by Company management regarding the probability of success and assumed date of achievement of the relevant milestones, Centerview and Citi calculated an illustrative aggregate probability-adjusted net present value for the Party A September 12 Proposal of $749 million.

Also on September 12, 2016, after receiving the Party A September 12 Proposal, the Strategic Committee held a telephonic meeting, attended by management and representatives of Centerview, Citi, Skadden and Gunderson. Without representatives of Centerview and Citi present, representatives from Skadden discussed with the Strategic Committee the due diligence conducted by Skadden as to potential conflicts of interest of Centerview and Citi with respect to Party A and Party C. The Strategic Committee then discussed the Party A September 12 Proposal and the proposed merger agreement markup delivered by Party A. The Strategic Committee compared the Party A September 12 Proposal to the September 6 Proposal, noting that the consideration in the Party A September 12 Proposal was allocated over a greater number of milestones, some of which carried higher risk of non-achievement, as compared to the milestones proposed by Allergan. The Strategic Committee instructed Centerview and Citi to give Party A guidance that Party A needed to improve its proposal. Representatives of Skadden indicated that one of the open issues in the draft merger agreements with both Party A and Allergan was whether the definition of a Material Adverse Effect would expressly exclude effects arising out of the Company’s end of Phase 2 meeting with the FDA. At the same meeting, representatives from Centerview and Citi updated the Strategic Committee that they had been contacted earlier that day and informed that Party C was declining to pursue a transaction.

In the late evening of September 12, 2016, Covington provided revised drafts of the merger agreement and contingent value rights agreement to Skadden and Gunderson.

On September 13, 2016, representatives of Centerview and Citi attempted to contact a representative of Party A. In response, the representative of Party A contacted the representative of Centerview, and the representative of Centerview discussed improvements to the Party A September 12 Proposal and reiterated to Party A that the definition of a Material Adverse Effect needed to expressly exclude effects arising out of the Company’s end of Phase 2 meeting with the FDA.

On the morning of September 13, 2016, the Strategic Committee held a telephonic meeting, attended by management and representatives from Centerview, Citi and Skadden, to discuss Allergan’s revised drafts of the merger agreement and contingent value rights agreement and key open issues in such documents, in particular the need to clarify the description of certain milestones in the contingent value rights agreement, whether the definition of a Material Adverse Effect would expressly exclude effects arising out of the Company’s end of Phase 2 meeting with the FDA and the ability of Allergan to allow the tender offer to expire in circumstances in which the Minimum Condition was the only remaining condition. Members of the Strategic Committee discussed timing for resolving open issues with Allergan, taking into consideration the status of other potential bidders. Centerview and Citi also updated the Strategic Committee regarding discussions with Party A after informing Party A of the Tobira Board’s guidance that Party A’s bid was inferior to another potential buyer’s, including as to the upfront consideration. The Strategic Committee discussed the strategy and timing for informing Allergan that there was another interested buyer in an effort to seek to improve Allergan’s bid.

Also on September 13, 2016, Dr. Fischer spoke with representatives of Party B, and Party B reiterated its interest in a potential acquisition transaction.

Also on September 13, 2016, a representative of Allergan contacted Dr. Fischer and reiterated Allergan’s desire to provide employment terms to key Company personnel (indicating that Allergan wanted to present terms to nine employees).

In the afternoon of September 13, 2016, Party A contacted Centerview and Citi and orally revised its offer to provide for aggregate upfront consideration of $500 million in cash plus an aggregate maximum of $900 million in potential CVR milestone payments as detailed in the table set forth below captioned “Summary Proposal Comparison” (such proposal, the “Party A September 13 Proposal”). Using assumptions provided by Company management regarding the probability of success and assumed date of achievement of the relevant milestones, Centerview and Citi calculated an illustrative aggregate probability-adjusted net present value for the Party A September 13 Proposal of $756 million.

Following receipt of the Party A September 13 Proposal, in the afternoon of September 13, 2016, the Tobira Board held a telephonic meeting, attended by members of management and representatives from Centerview, Citi, Skadden and Gunderson. Dr. Fischer updated the Tobira Board on his recent discussions with Party B and Allergan. The Tobira Board discussed the milestone targets in both Allergan’s and Party A’s bids and the next steps to approaching each bidder. Skadden reported on the status of discussions with each of Allergan and Party A with respect to the draft merger agreements and contingent value rights agreements.

Also on September 13, 2016, Covington provided a draft tender and support agreement to Skadden and Gunderson, pursuant to which certain stockholders of the Company (collectively holding less than 40% of the outstanding shares of Company common stock) would agree, among other things, to tender their shares in the tender offer.

During the period from September 13, 2016 through September 17, 2016, Skadden, Gunderson and Covington conducted a number of conference calls and exchanged drafts of the merger agreement, contingent value rights agreement and tender and support agreement, during which they negotiated the terms and conditions of the merger agreement, contingent value rights agreement and tender and support agreement, including, among other terms, the antitrust clearance covenant, carve-outs to the definition of material adverse effect, Allergan’s ability to extend the Offer, the drop dead date, the ability of the Tobira Board to change its recommendation, the Company’s termination fee, the triggers for payment of the contingent consideration under the contingent value rights agreement and the timing for Allergan and key Company employees to discuss post-closing employment arrangements.

On September 14, 2016, Party A’s counsel provided to Skadden a draft contingent value rights agreement corresponding to the Party A September 13 Proposal.

On September 14, 2016, Mr. Saunders contacted Mr. Podlesak and indicated that he expected Allergan to be in a position to finalize the transaction on the evening of September 20 (with an announcement on the morning of September 21) and that Allergan expected to provide proposed employment arrangements to key Company personnel in order to retain these individuals.

On September 14, 2016, at the direction of the Tobira Board, representatives from Centerview and Citi contacted Party A and advised it that the Party A September 13 Proposal was viewed as inferior to another buyer’s proposal, including as to upfront and near-term value, and that another buyer was working towards finalizing a transaction to be announced as early as the morning of September 21. A representative of Party A confirmed to Centerview and Citi that it expected to complete its due diligence review by the end of September 16 or the morning of September 17.

In the evening of September 14, 2016, the Strategic Committee held a telephonic meeting, attended by management and representatives from Centerview, Citi, Skadden and Gunderson. Mr. Podlesak updated the Strategic Committee as to the call received from Mr. Saunders. Members of the Strategic Committee discussed the potential conflicts of interest that would arise if Allergan insisted on negotiating employment arrangements in connection with the transaction, as well as the risk to the Company’s process that could result from delay or difficulty in negotiating these arrangements, confirming that Centerview and Citi should indicate to Allergan that the request could not be responded to unless the merger agreement, contingent value rights agreement and terms of the transaction had been finalized. Representatives of Centerview and Citi updated the Strategic Committee as to the discussion with Party A earlier that day on September 14. Representatives of Skadden updated the Strategic Committee on the status of negotiations with Party A’s counsel on the draft merger agreement and contingent value rights agreement. The Strategic Committee discussed with its advisors the strategy for advancing the bids from Allergan and Party A and ultimately seeking to engage both parties in a competitive bidding process, including the strategy for informing Allergan that another buyer was close to a final transaction. Following such discussion, the Strategic Committee directed Centerview and Citi to contact Party A on September 15 to request that it meaningfully increase its offer, including through reallocating consideration payable in connection with combination product milestones.

On September 15, 2016, representatives of Centerview and Citi contacted a representative of Party A and advised that Party A would need to improve the Party A September 13 Proposal in order to be competitive with another potential buyer, noting that Party A’s proposal was not competitive in terms of upfront or near-term value and allocation of meaningful consideration to combination product milestones.

Also on September 15, 2016, a representative of Allergan sent Dr. Fischer a document containing proposed terms of employment, which Dr. Fischer did not review. Representatives of Centerview and Citi contacted a representative of Allergan and indicated that in order to engage in discussions as to potential employment agreements with members of the Company’s management team, all of the transaction agreements would need to be finalized no later than the end of September 16 or morning of September 17.

Later on September 15, 2016, representatives of the Company and Allergan agreed that Allergan would be permitted to engage with key Company employees regarding post-closing employment arrangements once all open issues in the merger agreement, contingent value rights agreement and tender and support agreement were agreed to and finalized.

Also on September 15, 2016, the Strategic Committee held a telephonic meeting, attended by management and representatives from Centerview, Citi, Skadden and Gunderson. Representatives of Centerview and Citi updated the Strategic Committee as to the discussion with Party A on September 15. Representatives of Centerview and Citi updated the Strategic Committee as to the discussion with Allergan on September 15. Representatives of Skadden updated the Strategic Committee on the status of negotiations with Party A’s counsel on the draft merger agreement and contingent value rights agreement. Dr. Fischer provided an update on the Company’s due diligence as to potential combination products referred to in the draft contingent value rights agreement as proposed by Party A.

Also on September 15, 2016, the Tobira Board held a telephonic meeting, attended by management and representatives from Centerview, Citi, Skadden and Gunderson, at which the Tobira Board received an update on developments and next steps in the process with Party A and Allergan and the status of other potential buyers.

On September 16, 2016, the Strategic Committee held a telephonic meeting, attended by management and representatives from Skadden. Representatives of Skadden updated the Strategic Committee on the status of legal documents with each of Allergan and Party A and provided an overview of the specific open issues under each of the draft contingent value rights agreements.

On the morning of September 17, 2016, a representative of Party A contacted representatives of Centerview and Citi and orally conveyed a revised proposal providing for aggregate upfront consideration of $500 million in cash plus an aggregate maximum of $1.025 billion in potential CVR milestone payments as detailed in the table set forth below captioned “Summary Proposal Comparison” (such proposal, the “Party A September 17 Proposal”). The representative of Party A also confirmed that Party A had completed its due diligence and was prepared to proceed on the basis of the draft transaction documents exchanged among counsel (which reflected the Company’s position that the definition of a Material Adverse Effect would expressly exclude effects arising out of the Company’s end of Phase 2 meeting with the FDA), subject to revision to the contingent value rights agreement to reflect a milestone related to initiation of a Phase 2b study with respect to a CVC combination product.

During the course of September 17, 2016, the Strategic Committee held several telephonic meetings attended by management and representatives from Centerview, Citi, Skadden and Gunderson, during which the Strategic Committee received an update as to the Party A September 17 Proposal and then discussed the strategy for informing Allergan of the existence of another potential buyer with an offer that was viewed as superior to Allergan’s September 6 Proposal and was capable of being announced on the same timeline as Allergan’s proposed transaction. At such meetings, representatives of Skadden updated the Strategic Committee on the status of the remaining open items in the draft merger agreement and contingent value rights agreement with Allergan (consisting of clarifications to the definition of a qualifying Phase 3 clinical trial for purposes of the milestone in the draft contingent value rights agreement with Allergan and to the exclusion from the definition of Material Adverse Effect for effects arising the Company’s end of Phase 2 meeting with the FDA) and with Party A (consisting of clarifications to the new milestone related to initiation of a Phase 2b study with respect to a CVC combination product). Using assumptions provided by Company management regarding the probability of success and assumed date of achievement of the relevant milestones, Centerview and Citi calculated an illustrative aggregate probability-adjusted net present value for the Party A September 17 Proposal of $876 million.

In the afternoon of September 17, 2016, the Tobira Board held a telephonic meeting, attended by management and representatives from Centerview, Citi, Skadden and Gunderson, during which the Tobira Board received updates as to the Party A September 17 Proposal and the proposed strategy for informing Allergan of the existence of another potential buyer with an offer that was viewed as superior to Allergan’s September 6 Proposal and was capable of being announced on the same timeframe as Allergan’s proposed transaction. Representatives of Skadden updated the Tobira Board as to the remaining open items in the draft merger agreement and contingent value rights agreement with each of Allergan and Party A.

Following the Tobira Board meeting on September 17, 2016, Centerview and Citi contacted Allergan and informed Allergan of the existence of another potential buyer with an offer that was viewed as superior to Allergan’s September 6 Proposal and was capable of being announced on the same timeline as Allergan’s proposed transaction. Allergan communicated that it anticipated submitting a revised proposal.

In the evening of September 17, 2016, Allergan submitted a revised written proposal providing for aggregate upfront consideration of $550 million in cash plus an aggregate maximum of $950 million in potential CVR milestone payments as detailed in the table set forth below captioned “Summary Proposal Comparison” (such proposal, the “Allergan September 17 Proposal”). In addition, Covington confirmed that evening that the remaining open items in the draft merger agreement and contingent value rights agreement with Allergan (consisting of clarifications to the definition of a qualifying Phase 3 clinical trial for purposes of the milestone in the draft contingent value rights agreement with Allergan and to the exclusion from the definition of Material Adverse Effect for effects arising from the Company’s end of Phase 2 meeting with the FDA) were resolved in the manner proposed by the Company.

Also in the evening of September 17, 2016, Allergan and the Company, through their representatives at Covington, Skadden and Gunderson, confirmed that all open issues in the merger agreement, contingent value rights agreement and tender and support agreement, and all exhibits and schedules thereto, had been resolved.

Following the Allergan September 17 Proposal and confirmation that no open issues remained unresolved with respect to the transaction agreements, Allergan sent to Dr. Fischer employment offer letters for nine Company employees, including Dr. Fischer, Eric Lefebvre and Helen Jenkins. Following the authorization of the Tobira Board on September 18 as discussed below, on September 18 through 20, 2016, Allergan and such Tobira employees and their counsel engaged in conversations and finalized the terms of such offer letters, which are summarized with respect to Dr. Fischer, Mr. Lefebvre and Ms. Jenkins in this Schedule 14D-9 under “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Potential for Future Arrangements.”

On the morning of September 18, 2016, Party A’s counsel confirmed to Skadden that the remaining open item in the draft contingent value rights agreement with Party A (consisting of clarifications to the new milestone related to initiation of a Phase 2b study with respect to a CVC combination product), was resolved in the manner proposed by the Company.

On September 18, 2016, the Strategic Committee held a telephonic meeting, attended by management and representatives from Centerview, Citi, Skadden and Gunderson, during which the Strategic Committee discussed and confirmed the probability of success and timing assumptions used to calculate the net present value for the proposals from Allergan and Party A. Members of the Strategic Committee discussed with the advisors the importance of confirming consensus as to these assumptions in advance of requesting final bids from Allergan and Party A given that the bids contained different upfront consideration and near- and long-term milestones and would need to be compared by the Tobira Board as part of its process to maximize value for the Company’s stockholders in a sale transaction. The Strategic Committee then discussed the Allergan September 17 Proposal in comparison to the Party A September 17 Proposal. Using assumptions provided by Company management regarding the probability of success and assumed date of achievement of the relevant milestones (which had been confirmed by the Strategic Committee at such meeting), Centerview and Citi calculated an illustrative aggregate probability-adjusted net present value for the Allergan September 17 Proposal of $924 million, in comparison to an illustrative aggregate probability-adjusted net present value for the Party A September 17 Proposal of $876 million. The Strategic Committee discussed with Centerview and Citi the potential strategy and next steps for obtaining final bids from Allergan and Party A in a competitive process designed to maximize value for the Company’s stockholders.

Also on September 18, 2016, the Tobira Board held a telephonic meeting, attended by management and representatives from Centerview, Citi, Skadden and Gunderson, during which the Tobira Board received an update as to the Strategic Committee’s review and confirmation of the probability of success and timing assumptions used to calculate the net present value for the proposals from Allergan and Party A. Members of the Tobira Board discussed and confirmed the probability of success and timing assumptions used to calculate the illustrative net present values of the proposals from Allergan and Party A, as recommended by the Strategic Committee. The Tobira Board discussed the Allergan September 17 Proposal in comparison to the Party A September 17 Proposal, including the illustrative aggregate probability-adjusted net present value of each bid described in the prior paragraph, and received an update from representatives of Skadden that all open issues in the transaction documents with each bidder had been resolved. Dr. Fischer and representatives of Gunderson updated the Tobira Board on the requested employment agreements received from Allergan. Members of the Tobira Board discussed the risk that allowing employees to negotiate employment terms with Allergan would present conflicts of interest relative to the proposed transaction and bidding process (noting that any potential conflicts of interest were viewed as limited at that time, as no open issues remained in the transaction documents) as well as the risk of delay to the transaction if Allergan were the prevailing bidder and Allergan required such agreements to be finalized prior to entry into the merger agreement, and authorized Company management to engage in discussions with Allergan as to the requested employment agreements. The Tobira Board discussed with Centerview and Citi the potential strategy and next steps for obtaining final bids from Allergan and Party A in a competitive process designed to maximize value for the Company’s stockholders.

Following the Tobira Board meeting on September 18, 2016, representatives of Centerview and Citi contacted each of Allergan and Party A to request that each bidder submit a final written offer at 3:00 p.m., Eastern time, on September 19, and emphasized that bidders should increase aggregate consideration and allocate more consideration to the upfront payment and near-term milestones.

On the morning of September 19, 2016, a representative of Allergan contacted Dr. Fischer, and Dr. Fischer reiterated the guidance given by Centerview and Citi the prior day.

Shortly before 3:00 p.m., Eastern time, on September 19, 2016, each of Allergan and Party A submitted revised written proposals. Party A submitted a revised proposal comprised of upfront consideration of $550 million in cash plus an aggregate maximum of $1.050 billion in potential CVR milestone payments as detailed in the table set forth below captioned “Summary Proposal Comparison” (such proposal, the “Party A September 19 Proposal”). Allergan submitted a revised proposal comprised of upfront consideration of $595 million in cash plus an aggregate maximum of $1.1 billion in potential CVR milestone payments as detailed in the table set forth below captioned “Summary Proposal Comparison” (such proposal, the “Allergan September 19 Proposal”).

At 3:00 p.m., Eastern time, on September 19, 2016, the Strategic Committee held a telephonic meeting, attended by members of management and representatives from Centerview, Citi, Skadden, and Gunderson. At this meeting, Centerview and Citi updated the Strategic Committee as to the Party A September 19 Proposal and the Allergan September 19 Proposal. Using assumptions provided by Company management regarding the probability of success and assumed date of achievement of the relevant milestones (which had been confirmed by the Strategic Committee and the Tobira Board on the prior day), Centerview and Citi calculated an illustrative aggregate probability-adjusted net present value for the Allergan September 19 Proposal of $1.082 billion, as compared to an illustrative aggregate probability-adjusted net present value for the Party A September 19 Proposal of $1.009 billion. The Strategic Committee determined to recommend to the Tobira Board the Allergan September 19 Proposal and discussed with Centerview and Citi the risk of delaying announcement until September 21 as previously requested by Allergan.

At 4:00 p.m., Eastern time, on September 19, 2016, the Tobira Board held a telephonic meeting, attended by members of management and representatives from Centerview, Citi, Skadden, and Gunderson. At this meeting, Centerview and Citi updated the Tobira Board as to the Party A September 19 Proposal and the Allergan September 19 Proposal. The Strategic Committee recommended to the Tobira Board the Allergan September 19 Proposal as superior to the Party A September 19 Proposal. The Tobira Board discussed the recommendation of the Strategic Committee and determined that the Allergan September 19 Proposal was superior to the Party A

September 19 Proposal. Representatives of Centerview and Citi updated the Tobira Board that following several weeks with no response, Party B had communicated on September 19 its intention to send across a term sheet for a potential acquisition as early as that same day. (No such proposal was received on September 19 or thereafter through the date of this Schedule 14D-9.) Members of the Tobira Board discussed the intermittent interest demonstrated by Party B and its lack of meaningful progress toward an acquisition proposal, and the risk to the final offers from Allergan and Party A that would result from delaying entry into a definitive agreement with the prevailing party. Representatives of Skadden then reviewed with the Tobira Board the key provisions of the draft merger agreement and contingent value rights agreement with Allergan and discussed with the Tobira Board the fiduciary duties of directors under Delaware law in the context of the bidding process and the proposed transaction. Following such discussion, representatives of Centerview and Citi reviewed with the Tobira Board their financial analysis of the consideration of the Closing Amount of $28.35 in cash, plus one CVR, per Share proposed to be paid in the Offer and the Merger, which is described under “—Opinion of Tobira’s Financial Advisors”, and each financial advisor rendered to the Tobira Board an oral opinion, each of which was subsequently confirmed by delivery of a written opinion by such financial advisor, each dated September 19, 2016, that, as of such date, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinions as set forth therein, the consideration of the Closing Amount of $28.35 in cash, plus one CVR, per Share proposed to be paid to the holders of Shares (other than Shares (i) held immediately prior to the Effective Time by Tobira (or held in Tobira’s treasury), Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (ii) Dissenting Shares (as defined in the Merger Agreement) and (iii) any Shares held by any affiliate of Tobira or Parent collectively, the “Excluded Shares”) in the Offer and the Merger pursuant to this Agreement was fair, from a financial point of view, to such holders.

After further discussing potential reasons for and against the proposed transaction including the Board’s analysis of the possible alternatives to the proposed Transactions and the risks associated with such possible alternatives (see below under the heading “–Reasons for Recommendation”), the Tobira Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of the Company and its stockholders; (ii) declared that it was advisable for the Company to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law; and (v) recommended that the Company’s stockholders tender their Shares pursuant to the Offer. Following such approval, the Tobira Board directed Centerview and Citi to inform Allergan that it was the prevailing bidder and to seek to encourage Allergan to execute and deliver the merger agreement that evening and publicly announce the transaction on the morning of September 20, 2016 in order to minimize the risk of leaks or other disruptions related to the transaction.

Following the Tobira Board meeting on September 19, 2016, representatives of Centerview and Citi informed Allergan that it was the prevailing bidder and proposed that the parties execute and deliver the merger agreement that evening and publicly announce the transaction on the morning of September 20, 2016. During the evening of September 19, the Company, Parent and Purchaser executed and delivered the Merger Agreement (with the form of CVR Agreement annexed thereto), and Parent, Purchaser and the Company stockholders party thereto executed the Tender and Support Agreement.

On the morning of September 20, 2016, prior to the opening of trading of the Company’s common stock on the NASDAQ, the Company filed a current report on Form 8-K, and the Company and Allergan issued a joint press release announcing the execution of the Merger Agreement and the Tender and Support Agreement and the forthcoming commencement of the Offer. The joint press release is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

The table below summarizes the financial terms of each of the proposals submitted by Allergan and Party A. The table includes, for each proposed CVR milestone, Company management’s assumption as to the probability of success for achieving such milestone and event date, which assumptions were reviewed and confirmed by the

Strategic Committee and the Tobira Board as described above. The table also includes, for each proposal to the extent calculated by Centerview and Citi, an illustrative aggregate probability-adjusted net present value, which calculations were made using assumptions provided by Company management described below and confirmed by the Strategic Committee and the Tobira Board.

	Summary Proposal Comparison (dollars in millions)
	Probability of Success(1)	Event Date(1)	Allergan 8/26 Proposal	Allergan 9/4 Proposal	Allergan 9/6 Proposal	Party A 9/12 Proposal		Party A 9/13 Proposal		Party A 9/17 Proposal		Allergan 9/17 Proposal	Party A 9/19 Proposal	Allergan 9/19 Proposal

Upfront Payment			$400	$450	$450	$400	(15)	$500	(15)	$500	(15)	$550	$550	$595

CVR Milestones
P3 Initiation(2)	90.0%	6/30/2017	—	$150	$200	$100		$100		$100		$200	$175	$300
NDA Submission(3)	70.0%	9/30/2019	—	—	—	$75		$75		$150		—	$150	$100
FDA Approval(4)	59.5%	6/30/2020	—	—	—	$150		$150		$175		—	$175	—
First Sale(5)	59.5%	10/1/2020	$500	$300	$350	—		—		—		$350	—	$300
EMA Approval & Pricing(6)	59.5%	6/30/2021	—	—	—	$75		$75		$75		—	$75	—
$2 bn Cumulative Sales(7)	15.0%	10/1/2023	$500	—	—	—		—		—		—	—	—
$1 bn Annual Sales(8)	50.0%	12/31/2023	—	$200	$400	—		—		—		$400	—	$400
First Dose Combo P2b(9)	80.0%	3/31/2018	—	—	—	$100		—		$125		—	$175	—
First Dose Combo P3(10)	32.0%	7/1/2020	—	—	—	$125		$100		$100		—	$75	—
Combo NDA Submission(11)	24.0%	12/31/2022	—	—	—	$75		$100		$75		—	$75	—
Combo FDA Approval(12)	20.6%	9/30/2023	—	—	—	$200		$200		$125		—	$75	—
Combo EMA Approval and Pricing(13)	20.6%	3/31/2025	—	—	—	$100		$100		$100		—	$75	—
Illustrative Aggregate Probability-Adjusted NPV(14)			$614	$724	$824	$749		$756		$876		$924	$1,009	$1,082

(1)	Per Company management
(2)	First patient enrolled in a qualified Phase 3 study of CVC monotherapy
(3)	Defined as (i) with respect to Party A proposals, FDA receipt of an NDA submission of CVC monotherapy for the treatment of NASH and (ii) with respect to the Allergan 9/19 proposal, FDA receipt of an NDA submission with respect to a new product containing CVC as an active ingredient for the treatment of NASH. The financial advisors distributed a preliminary analysis to the Strategic Committee on September 12, 2016, which set the probability of success for this milestone at 59.5% at the direction of management. An updated version distributed to the Strategic Committee on September 14 and the Tobira Board on September 15 revised this to 70% at the direction of management.
(4)	FDA regulatory approval of CVC monotherapy for the treatment of NASH
(5)	First commercial sale of CVC for treatment of NASH following FDA approval
(6)	EMA regulatory approval and approval of national pricing or reimbursement in five major European countries (except, in the Party A September 19 Proposal, three major European countries) of CVC monotherapy for the treatment of NASH
(7)	$2 billion in cumulative net sales within 3 years of launch
(8)	$1 billion in net sales within 4 consecutive calendar quarters achieved within 3 years of launch, commencing with the first quarter after launch
(9)	First Patient First Dose of a Phase 2b study of CVC for use in combination with a Party A compound for the treatment of NASH
(10)	First Patient First Dose of a Phase 3 study of CVC for use in combination with a Party A compound for the treatment of NASH. The financial advisors distributed a preliminary analysis to the Strategic Committee on September 12, 2016, which set the probability of success for this milestone at 40% at the direction of management. An updated version distributed to the Strategic Committee on September 14 and the Tobira Board on September 15 revised this to 32% at the direction of management.
(11)	FDA receipt of an NDA submission of CVC for use in combination with a Party A compound for the treatment of NASH. The financial advisors distributed a preliminary analysis to the Strategic Committee on September 12, 2016, which set the probability of success for this milestone at 27.2% at the direction of management. An updated version distributed to the Strategic Committee on September 14 and the Tobira Board on September 15 revised this to 24% at the direction of management.
(12)	FDA regulatory approval of CVC for use in combination with a Party A compound for the treatment of NASH. The financial advisors distributed a preliminary analysis to the Strategic Committee on September 13, 2016, which set the probability of success for this milestone at 23.4% at the direction of management. An updated version distributed to the Strategic Committee on September 14 and the Tobira Board on September 15 revised this to 20.6% at the direction of management.

(13)	EMA regulatory approval and approval of national pricing or reimbursement in five major European countries (except, in the Party A September 19 Proposal, three major European countries) of CVC for use in combination with a Party A compound for the treatment of NASH. The financial advisors distributed a preliminary analysis to the Strategic Committee on September 12, 2016, which set the probability of success for this milestone at 23.4% at the direction of management. An updated version distributed to the Strategic Committee on September 14 and the Tobira Board on September 15 revised this to 20.6% at the direction of management.
(14)	Illustrative aggregate net present value of proposal assuming achievement of all milestones, adjusted for probability of success and expected timing of achievement of milestones per Company management and an assumed discount rate of 13%. Such illustrative aggregate probability-adjusted net present values were provided to the Tobira Board and the Strategic Committee as described above.
(15)	By its terms, Party A’s September 12, 2016 written bid was made on a “cash-free, debt-free basis”, which would have implied an additional $11–$18 million not reflected in the upfront payments indicated in this table. However, on September 17, 2016, Party A orally confirmed that no such adjustment would be applied to its proposed upfront payment.

Reasons for Recommendation

The Tobira Board, at a meeting held on September 19, 2016, unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, determined that the Merger Agreement and such transactions were fair to, advisable, and in the best interests of, the Company and its stockholders, and recommended that the Company’s stockholders tender their Shares pursuant to the Offer. The Tobira Board consulted with the senior management of the Company, Centerview, Citi, Skadden and Gunderson at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Tobira Board believes support its unanimous determination and recommendation:

•	Business, Financial Condition and Prospects. The Tobira Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects, as well as the long-range plan of the Company and the execution risks associated with the development, regulatory approval and commercialization of the Company’s product portfolio. The Tobira Board weighed the certainty of realizing an upfront payment of $28.35 per Share in cash plus a CVR to receive potential contingent consideration of up to $49.84 per Share in cash in the Offer and the Merger compared to the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risk and uncertainty associated with the Company and its business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and subsequent quarterly reports on Form 10-Q). These risks included the risks related to potential difficulties in obtaining U.S. and non-U.S. regulatory approvals for CVC, the risks related to effectively commercializing CVC in the U.S. and elsewhere in the world and the risks related to seeking additional funding in the near term in order to finance development costs for CVC.

•	Implied Premium. The Tobira Board considered the fact that the Closing Amount alone represented an approximately 518% premium over the Company’s closing share price on September 16, 2016, the last trading day before the Tobira Board’s approval of the transaction, and an approximately 95% premium over the Company’s 52-week high.

•	Closing Amount. The Tobira Board considered the fact that approximately 35% of the nominal per Share merger consideration will be payable in cash at Closing in the form of the Closing Amount, which provides Company stockholders with immediate liquidity and a high degree of certainty of value.

•	Opportunity to Realize Additional Value. The Tobira Board considered the fact that, in addition to the Closing Amount, Company stockholders will receive one CVR for each Share held, which provides Company stockholders an opportunity to realize additional value, to the extent that the milestones set forth in the CVR Agreement are achieved within the time periods described therein, through additional cash payments. The Tobira Board considered the estimated probability of success and estimated timing for achieving each of the milestones set forth in the CVR Agreement, in particular the perceived likelihood and near-term timing of the Enrollment Milestone (as described in “Item 8. Additional Information—Contingent Value Rights Agreement”).

•	Reputation and Resources of Allergan. The Tobira Board considered the extensive experience and resources of Allergan in developing, and obtaining FDA and other approvals for commercializing,

clinical stage biopharmaceutical product candidates and its global commercial capabilities, particularly as such development, experience and resources relate to the potential achievement of the milestones set forth in the CVR Agreement.

•	Product Development and Regulatory Risks. The Tobira Board considered the risks inherent in the development of products for diseases such as NASH, the risks related to designing, conducting and compiling data from clinical trials, the risks related to seeking approval for marketing from the FDA and other regulatory authorities such as the European Medicines Agency (including any potential conditions or contingencies of such approvals and the fact that there are currently no approved products for the treatment of NASH and, furthermore, no regulatory precedent or published regulatory guidance), and other factors affecting the revenues and profitability of biotechnology products generally. In particular, in assessing the desirability of entering into the Merger Agreement and the timing for the process with other potentially interested counterparties, the Tobira Board considered the foregoing risks in connection with upcoming end of Phase 2 clinical trial meetings with the FDA and related communications with the FDA, as well as the relevant exceptions to a “Material Adverse Effect” included in the Merger Agreement as discussed below.

•	Product Launch and Commercialization Risks. The Tobira Board considered the significant risks and considerable costs associated with a successful launch and commercialization by the Company of CVC due, in part, to the Company’s lack of any global sales or marketing infrastructure or capabilities. The Tobira Board also considered the fact that there are currently no products approved for the treatment of NASH and that successful commercialization would be subject to uncertainty associated with market demand, pricing, governmental reimbursement and other factors beyond the control of the Company.

•	Existing Resources. The Tobira Board considered the fact that the Company will require substantial additional capital in order to complete the remaining clinical development for its product candidates, initiate its Phase 3 study for CVC in NASH and potentially commercialize these product candidates, as well as fund its other ongoing operations. The Tobira Board also took into consideration that, while the Company may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could be highly dilutive to the Company’s existing stockholders, might be available only on unfavorable terms, or might not be available at all.

•	Negotiation Process. The Tobira Board considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Allergan and Party A, including the increase in the offer price proposed by Allergan from the time of its initial indication of interest to the end of the negotiations and inclusion of provisions that increase the likelihood of completing the Offer and consummating the Merger.

•	Potentially Interested Counterparties. The Tobira Board considered the process conducted by the Company, with the assistance of Centerview and Citi, to identify potential buyers. The Tobira Board considered that eleven parties had engaged in discussions or due diligence as to CVC following the Company’s announcement on July 25, 2016 of results from its CENTAUR Phase 2b study, in connection with possible strategic collaborations, partnerships, combination studies and licensing and other arrangements, and that the Company, Centerview and Citi conducted discussions with seven of these parties, including Allergan and Party A, to determine such parties’ interest in a potential business combination (three of such eleven parties having expressed interest only in a licensing transaction for territories outside the United States and one having previously indicated that it was no longer interested in pursuing a strategic relationship) as well as three other potentially interested parties and another party that contacted the Company of its own initiative.

•

Strategic Alternatives. The Tobira Board considered its analysis, after discussions with Centerview and Citi, of the possible alternatives to the Merger, including the execution of senior management’s standalone plan, with or without potential strategic collaborations, partnerships, combination studies and licensing and other arrangements, and the potential for growth through possible future acquisitions or pipeline development by the Company, and the risks associated with these alternatives. In particular, the Tobira Board considered the risks and costs associated with designing and conducting Phase 3 and other future clinical trials for CVC and seeking and obtaining regulatory approvals for CVC, building a commercial infrastructure, hiring or leasing a sales force, launching and marketing CVC in the United States and other markets and continuing the development of its other pipeline products, and other execution risks associated with transforming a relatively small biotechnology company focused on product development into a profitable pharmaceutical company. The Tobira Board considered that entering into potential strategic collaborations, partnerships, combination studies and licensing and other arrangements to mitigate such execution risks would likely require the Company to share a significant portion of potential future profits related to CVC or other future products with such counterparties.

•	Industry and Economy. The Tobira Board considered the current state of the economy and assessed the stage of the pharmaceutical industry cycle, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within the Company’s industry in particular.

•	Certain Management Projections. The Tobira Board considered certain forecasts for the Company prepared by senior management of the Company, which reflected an application of various clinical and commercial assumptions of the Company’s senior management. For further discussion, see “—Certain Financial Projections”.

•	Opinions of Centerview and Citi and Related Analyses. The Tobira Board considered the oral opinions of Centerview and Citi, each rendered to the Tobira Board on September 19, 2016 and subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinions as set forth therein, the consideration of the Closing Amount of $28.35 in cash, plus one CVR, per Share proposed to be paid to holders of Shares (other than Excluded Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described under the caption “—Opinions of Tobira’s Financial Advisors”.

•	Speed and Likelihood of Consummation. The Tobira Board considered that the structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by the Company’s stockholders enables the Company’s stockholders to receive the Closing Amount pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same Offer Price as is paid pursuant to the Offer. The Tobira Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

•	the fact that, subject to its circumscribed rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of the Company;

•	the fact that certain stockholders of the Company, solely in their capacities as stockholders, have agreed, pursuant to and subject to the conditions of the Tender and Support Agreement, to tender their Shares, representing approximately 36.3% of outstanding Shares as of September 19, 2016, the last trading day prior to announcement of the transaction, into the Offer;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

•	the fact that there are not expected to be significant antitrust or other regulatory impediments, other than review pursuant to the HSR Act;

•	the business reputation, capabilities and financial condition of Allergan, and the Tobira Board’s perception that Allergan is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•	the Company’s ability to seek specific performance to prevent breaches of the Merger Agreement by Parent and/or Purchaser and to enforce specifically the terms of the Merger Agreement.

•	Other Terms of the Merger Agreement. The Tobira Board considered other terms of the Merger Agreement, as more fully described in “—The Merger Agreement; Other Agreements” in the Offer to Purchase. Certain provisions of the Merger Agreement that the Tobira Board considered important included:

•	Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer, the Tobira Board may, if prior to taking such actions the Tobira Board determines in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that an unsolicited acquisition proposal from a third party constitutes or would reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement) and that the failure to take such actions would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable legal requirements, furnish information with respect to the Company, engage in or otherwise participate in discussions or negotiations with the person or group of persons making such acquisition proposal (as more fully described in the sections “—The Merger Agreement; Other Agreements—No Solicitation” in the Offer to Purchase).

•	Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Offer. If the Tobira Board determines in good faith after consultation with the Company’s outside legal counsel that an unsolicited acquisition proposal constitutes a Superior Offer and that the failure to do so would be inconsistent with its fiduciary duties under applicable legal requirements, the Tobira Board may take a number of actions, including withholding, withdrawing or qualifying its recommendation to stockholders concerning the Offer and the Merger and adopting, approving, recommending to stockholders and declaring advisable such acquisition proposal. The Company may terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Offer, subject to the Company’s payment to Parent or its designee of a termination fee of $19,337,500 (as more fully described in the sections “—The Merger Agreement; Other Agreements—No Solicitation”; “—The Merger Agreement; Other Agreements—Recommendation Change”; “—The Merger Agreement; Other Agreements—Termination” and “—The Merger Agreement; Other Agreements—Tobira Termination Fee” in the Offer to Purchase). The Tender Agreement terminates in the event of the termination of the Merger Agreement.

•

Change of Recommendation in Response to an Intervening Event. If the Tobira Board, other than in connection with a Superior Offer, determines in good faith after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable legal requirements, the Tobira Board may, in response to an “intervening event”, take a number of actions, including withholding, withdrawing or qualifying its recommendation to stockholders concerning the Offer and the Merger (as more fully described in the section “—The Merger Agreement; Other Agreements—Recommendation Change” in the Offer to Purchase). An intervening event is generally, with some exceptions, an event that materially affects the Company’s business, assets or operations that occurs after the date of the Merger Agreement and that was not known or reasonably foreseeable to the Tobira Board. Parent is entitled to terminate the Merger Agreement in the event that the Tobira Board changes its recommendation for any reason, in which event the Company will have an obligation to pay to

Parent or its designee the termination fee of $19,337,500 (as more fully described in the sections “—The Merger Agreement; Other Agreements—Termination” and “—The Merger Agreement; Other Agreements—Tobira Termination Fee” in the Offer to Purchase).

•	Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Material Adverse Effect” has occurred. In particular, any regulatory or clinical changes, events or developments after the date of the Merger Agreement (A) resulting from (1) any studies sponsored by the Company completed prior to the date of the Merger Agreement or certain clinical studies specified in the confidential disclosure letter provided by Tobira to Parent and Purchaser in connection with the signing of the Merger Agreement or (2) any end of Phase 2 clinical trial meetings with the FDA (including any FDA communications in connection with such meetings), to the extent that such end of Phase 2 clinical trial meetings relate to any such clinical studies referred to in clause (1) (except to the extent that the FDA raises concerns or issues at such end of Phase 2 clinical trial meetings that arise out of ongoing clinical studies other than those referred to in clause (1)); (B) with respect to any product of any competitor of the Company (in each case, clauses (A) and (B), including any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations); or (C) any guidance, announcement or publication by the FDA relating to the regulatory approval of therapeutics for the treatment of NASH, are each excluded from the determination of whether a “Material Adverse Effect” has occurred.

•	Termination Date. The termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•	Cooperation. The Merger Agreement requires Parent and Purchaser to use their reasonable best efforts to consummate the Offer and the Merger.

•	Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Appraisal Rights.”

The Tobira Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

•	No Ongoing Equity Interest in the Company. The Offer and the Merger would preclude the Company’s stockholders from having the opportunity to directly participate in the future performance of the Company’s assets and any potential future appreciation of the value of the Shares except to the extent that they receive any payments under the CVRs.

•	The CVRs. The milestones necessary to trigger payments under the CVRs might not be achieved within the time periods described therein. In particular, Parent’s obligation to pay the Enrollment Milestone, Submission Milestone and First Commercial Sale Milestone (each as described in “Item 8. Additional Information—Contingent Value Rights Agreement”) terminates on December 31, 2028, and the Sales Milestone (as described in “Item 8. Additional Information—Contingent Value Rights Agreement”) must be achieved within three years following the end of the quarter in which the first commercial sale of CVC occurs. The CVR Agreement expressly disclaims any obligation by Parent to use efforts to seek to achieve the milestones. The CVRs are not freely transferable and, accordingly, will not be registered with the SEC or listed on any securities exchange.

•	Inability to Solicit Takeover Proposals. The Merger Agreement contains a covenant prohibiting the Company from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Tobira Board also considered the fact that the right afforded to Parent under the Merger Agreement to match an alternative acquisition proposal that the Tobira Board determines in good faith is a Superior Offer may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, the Company.

•	The Termination Fee. The Company may be required to pay the $19,337,500 termination fee if the Merger Agreement is terminated under certain circumstances, including by the Company to accept a Superior Offer. The Tobira Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

•	Effect of Announcement. The potential effect of the public announcement of the transaction on the Company’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•	Litigation Risk. The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•	Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Merger, requiring the Company to conduct its business in the ordinary course and refrain from taking specified actions. The Tobira Board considered that such restrictions may delay or prevent the Company from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•	Risks that the Minimum Condition Might Not Be Satisfied. The possibility that the Company’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition, and the fact that Purchaser’s obligation to extend the Offer if the Minimum Condition is not satisfied as of the expiration date of the Offer (and all other conditions to the Offer are satisfied or waived) is limited to an aggregate extension of 30 business days.

•	Risks the Merger Might Not Be Completed. Although the Company expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The Tobira Board also considered the risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on vendors, partners, licensees and others that do business with the Company and the potential effect on the trading price of the Shares.

•	Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of management will be required, potentially resulting in disruptions to the operation of the Company’s business.

•	Potential Conflicts of Interest. The Tobira Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Tobira and its Executive Officers, Directors and Affiliates”.

•	Regulatory Approval and Risk of Pending Actions. The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals, in the United States, and the fact that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no pending legal proceeding by any governmental body challenging or seeking to prohibit the Offer or the Merger or to impose restrictions or limitations on the parties relating to their conduct of business or ownership of assets.

•	Tax Treatment. The fact that the gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the Tobira Board is not intended to be exhaustive, but includes the material reasons considered by the Tobira Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Tobira Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Tobira Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Tobira Board may have been influenced to a greater or lesser degree by different factors. The Tobira Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.

Intent to Tender

To Tobira’s knowledge, after making reasonable inquiry, all of Tobira’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, Parent and Purchaser have entered into the Tender Agreement with the Tendering Stockholders to tender all of their Subject Shares. As of September 19, 2016, approximately 36.3% of the outstanding Shares are subject to the Tender Agreement (assuming no exercise of outstanding equity awards).

Certain Financial Projections

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain nonpublic unaudited prospective financial information that was made available to the Tobira Board in connection with its consideration of potential strategic transactions and also provided by the Company’s management to Centerview and Citi in connection with the rendering of their respective opinions to the Tobira Board and performing their related financial analyses. Such information was not made available to Allergan or any other potential transaction counterparty.

These financial projections (the “Forecasts”) were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Forecasts were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Forecasts were provided to the Tobira Board and to Centerview and Citi to evaluate the transactions contemplated by the Merger Agreement. The Forecasts may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Forecasts were prepared by the Company’s management based on certain assumptions they believed to be potentially achievable, including, but not limited to, a 59.5% probability of success in obtaining marketing authorization for CVC. The Forecasts reflect numerous other proprietary estimates and assumptions made by the Company’s management with respect to, among other things, CVC approvals and launch years to global markets, pricing, prevalence of NASH patients, penetration rates of the NASH market and treatment compliance. In particular, for purposes of preparing the Forecasts, the Company assumed that it would successfully implement an equity and licensing deal financing plan to raise net proceeds of approximately $600 million through the issuance of 35.3 million shares of Company common stock, representing total dilution of 62% to fully diluted shares outstanding as of September 19, 2016 and an additional $30 million as described in note 1 to the table below to fund development and global commercialization. All of these factors are difficult to predict and many are beyond the Company’s control. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties detailed in the Company’s public periodic filings with the SEC. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Allergan, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. The inclusion of these Forecasts herein should not be deemed an admission that they are viewed as material information of the Company, and in fact the Company views the Forecasts as non-material because of the inherent risks and uncertainties associated with such long range forecasts. None of the Company, Allergan, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. None of the Company, or, to the knowledge of the Company, Allergan, Parent or Purchaser, intends to make publicly available any update or other revisions to the Forecasts.

The Forecasts for the years 2016–2027, reflecting a 59.5% probability of success in obtaining marketing authorization for CVC, are summarized below:

	Fiscal years ended December 31, 2016–2027 (dollars in millions)
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Total CVC Product Revenue	$—	$—	$—	$—	$50	$174	$385	$588	$811	$1,119	$1,545	$1,923
Collaboration Revenue (1)	32	—	—	—	—	—	—	—	—	—	—	—
CVC Royalty Revenue (2)		—	—	—	—	3	8	12	19	26	36	44

Total Revenue	32		—	—	50	177	392	601	830	1,145	1,581	1,967
Total Manufacturing and COGS (3)	(2)	(6)	(4)	(10)	(29)	(35)	(77)	(123)	(148)	(206)	(287)	(358)

Gross Profit	29	(6)	(4)	(10)	21	142	315	478	682	938	1,294	1,609
Research and Development Expenses	(30)	(54)	(47)	(36)	(62)	(55)	(41)	(49)	(50)	(47)	(65)	(80)
Sales and Marketing Expense	—	—	—	(60)	(67)	(86)	(87)	(88)	(122)	(168)	(232)	(288)
General and Administrative Expense	(9)	(10)	(11)	(15)	(16)	(17)	(38)	(59)	(81)	(112)	(155)	(192)
Total Operating Expenses	(39)	(64)	(58)	(111)	(144)	(158)	(167)	(196)	(252)	(326)	(451)	(561)

Total Operating Income	$(10)	$(71)	$(62)	$(121)	$(124)	$(16)	$148	$282	$429	$612	$843	$1,048

(1)	Includes assumed receipt of $30 million through a strategic collaboration.
(2)	Represents assumed 15% royalty on Japan and Ex-U.S. / Ex-EU / Ex-Korea sales.
(3)	Includes milestones and royalties payable under license agreements with Takeda Pharmaceutical Company Limited as well as manufacturing costs and costs of goods sold.

In addition, at the direction of Company management, Centerview and Citi calculated, based on financial projections provided by Company management, unlevered free cash flows for the years 2016–2027 for use in their financial analyses as set forth in “—Opinions of Tobira’s Financial Advisors.” The following is a summary of the unlevered free cash flows, which were calculated as Operating Income, less unlevered tax expense, plus depreciation and amortization, less change in net working capital, less capital expenditures.

	Fiscal years ended December 31, 2016–2027 (dollars in millions)
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Unlevered Free Cash Flows (1)	$(10)	$(71)	$(61)	$(130)	$(137)	$(36)	$71	$163	$260	$375	$519	$661

(1)	Includes assumed receipt of $30 million through a strategic collaboration in 2016.

None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that projected results will be achieved or that the milestones under the CVR Agreement will be achieved on a timeframe consistent with the Forecasts or at all. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Tobira’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2016. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in this Schedule 14D-9, or Tobira’s other, periodic reports are not applicable to any forward-looking statements made in connection with the Offer. Please refer to the discussion entitled “Forward-Looking Statements” under “Item 8. Additional Information” below.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Opinions of Tobira’s Financial Advisors

Opinion of Centerview Partners LLC

Tobira retained Centerview as one of its financial advisors in connection with the Transactions. In connection with this engagement, the Tobira Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Closing Amount of $28.35 in cash, plus one CVR, per Share proposed to be paid to such holders pursuant to the Merger Agreement. On September 19, 2016, Centerview rendered to the Tobira Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 19, 2016 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in such opinion, the consideration of the Closing Amount of $28.35 in cash, plus one CVR, per Share proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated September 19, 2016, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the members of the Tobira Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transactions, and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Closing Amount of $28.35 in cash, plus one CVR, per Share to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions and does not constitute a recommendation to any stockholder of Tobira as to whether or not such stockholder should tender Shares in connection with the Offer, or to any stockholder of Tobira or any other person as to how such stockholder or other person should otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement and a draft of the CVR Agreement, each dated September 19, 2016 (the “Draft Agreements”);

•	Annual Reports on Form 10-K of Tobira for the years ended December 31, 2015, December 31, 2014 and December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Tobira;

•	certain publicly available research analyst reports for Tobira;

•	certain other communications from Tobira to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Tobira, including the Forecasts (which Forecasts were furnished to Centerview by Tobira for purposes of Centerview’s analysis), and which are collectively referred to in this summary of Centerview’s opinion as the “Company Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Tobira regarding their assessment of the Company Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for Tobira and compared those data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate. During the course of its engagement, at the request of Tobira, Centerview solicited expressions of interest from a number of potential acquirors of Tobira, and Centerview considered the results of such solicitation in rendering its opinion.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with or reviewed by Centerview for purposes of its opinion and, with Tobira’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Tobira’s direction, that the Company Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Tobira as to the matters covered thereby, and Centerview relied, at Tobira’s direction, on the Company Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Company Internal Data or the assumptions on which they were based. In addition, at Tobira’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Tobira, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Tobira. Centerview assumed, at Tobira’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at Tobira’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Tobira, Parent, Allergan or any of their respective subsidiaries, or the ability of Tobira, Parent, Allergan or any of their respective subsidiaries to pay their obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Tobira’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Tobira or in which Tobira might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Closing Amount of $28.35 in cash, plus one CVR, per Share to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVRs with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Tobira or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Tobira or any party, or any class of such persons, in connection with the Transactions, whether relative to the Merger Consideration to be paid to the holders of the Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Tobira as to whether or not such stockholder should tender Shares in connection with the Offer, or any stockholder of Tobira or any other person as to how such stockholder or other person should otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its opinion were provided for the information and assistance of the members of the Tobira Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Opinion of Citigroup Global Markets Inc.

Tobira has also retained Citi as one of its financial advisors in connection with the Transactions. In connection with this engagement, the Tobira Board requested that Citi evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Closing Amount of $28.35 in cash, plus one CVR, per Share proposed to be paid to such holders pursuant to the Merger Agreement. On September 19, 2016, Citi

rendered to the Tobira Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 19, 2016, to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on review undertaken by Citi in preparing its opinion as set forth in such opinion, the consideration of the Closing Amount of $28.35 in cash, plus one CVR, per Share to be received in the Transactions was fair, from a financial point of view, to the holders of Shares (other than Excluded Shares).

The full text of Citi’s written opinion, dated September 19, 2016, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Citi in preparing its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Citi set forth below is qualified in its entirety by reference to the full text of Citi’s written opinion attached as Annex II to this Schedule 14D-9. Citi’s advisory services and opinion were provided for the information of the Tobira Board in connection with its evaluation of the Transactions, and its opinion was not intended to be and does not constitute a recommendation as to how any stockholder should act (including whether or not to tender Shares in the Offer) on or with respect to any matters relating to the Transactions. Citi’s opinion was limited to and addresses only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares (other than Excluded Shares) of the Closing Amount of $28.35 in cash, plus one CVR, per Share to be paid to such holders pursuant to the Merger Agreement. Citi’s opinion did not address any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions.

The full text of Citi’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Citi in preparing its opinion.

In arriving at its opinion, Citi:

•	reviewed drafts dated September 19, 2016 of the Merger Agreement and the CVR Agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Tobira concerning the business, operations and prospects of Tobira;

•	examined certain publicly available business and financial information relating to Tobira;

•	examined the Forecasts and other information and data relating to Tobira which were provided to or discussed with Citi by management of Tobira;

•	reviewed the financial terms of the Transactions as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Shares; the historical and projected earnings and other operating data of Tobira; and the capitalization and financial condition of Tobira;

•	considered, for informational purposes and to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Transactions and analyzed, for informational purposes, certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Tobira; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of management of Tobira that they are not aware of any relevant information that had been omitted or that remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to Tobira provided to or otherwise reviewed by or discussed with Citi, Citi was advised by management of Tobira that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Tobira as to the future financial performance of Tobira. In connection with its engagement and at the direction of Tobira, Citi was requested to approach, and held discussions with, selected third parties to solicit indications of interest in the possible acquisition of Tobira.

Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Tobira, and Citi did not make any physical inspection of the properties or assets of Tobira. Citi assumed, with Tobira’s consent, that the Transactions would be consummated in accordance with their terms without waiver, modification or amendment of any term, condition or agreement that would be material to Citi’s analysis or its opinion and that, in the course of obtaining any necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Tobira or the Transactions. Representatives of Tobira advised Citi, and Citi also assumed, that the final terms of the Merger Agreement and the CVR Agreement would not vary from those set forth in the drafts reviewed by Citi in any respect material to its analysis or its opinion.

Citi’s opinion does not address the underlying business decision of Tobira to effect the Transactions, the relative merits of the Transactions as compared to any alternative business strategies that might exist for Tobira or the effect of any other transaction in which Tobira might engage. For purposes of its opinion, Citi was not asked to, nor did it express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVRs with respect to transferability, illiquidity or otherwise or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or another term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Tobira or any other party. Citi also expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, whether relative to the Merger Consideration or otherwise. Citi did not evaluate and did not express any opinion as to the solvency or fair value of Tobira, Parent, Allergan or any of their respective subsidiaries, or the ability of any of them to pay their obligations when they come due, or as to the impact of the Transactions on such matters under any applicable law relating to bankruptcy, insolvency or similar matters. Citi’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of Citi’s opinion. Citi undertook no obligation to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion. Citi is not a legal, regulatory, tax or accounting advisor, and Citi expressed no opinion as to any legal, regulatory, tax or accounting matters. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Centerview and Citi and reviewed with the Tobira Board in connection with the rendering of their respective opinions, each dated September 19, 2016. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinions of, Centerview and Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview or Citi. Centerview and Citi may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s or Citi’s view of the actual value of Tobira. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview and Citi. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s and Citi’s financial analyses and their respective opinions. Centerview arrived at its opinion based on the results of all analyses undertaken and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or analysis that it considered. As discussed below, Citi’s fairness determination was based upon the discounted cash flow analysis below, and the other analyses described below were reviewed only for reference or informational purposes. In performing their analyses, Centerview and Citi made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Tobira or any other parties to the Transactions. None of Tobira, Parent, Purchaser or Allergan, Centerview, or Citi or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Tobira do not purport to be appraisals or reflect the prices at which Shares of Tobira may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as they existed on or before September 16, 2016, the last full trading day before the preparation of the financial analysis presented by the financial advisors at the September 19, 2016 meeting of the Tobira Board, and is not necessarily indicative of current market conditions.

For purposes of the analyses described below, Tobira’s financial advisors were directed to rely upon the Forecasts.

Analysis of Consideration

At the time Tobira’s financial advisors made their presentation to the Tobira Board on September 19, 2016, Allergan’s acquisition proposal was expressed in terms of aggregate values payable as upfront consideration and upon achievement of each CVR milestone, rather than per Share amounts. Accordingly, in performing their financial analyses, Tobira’s financial advisors derived per Share amounts for the upfront consideration and amounts payable upon achievement of each CVR milestone by dividing such aggregate amounts by the number of fully diluted Shares outstanding, using the treasury stock method, based upon information provided by Tobira management.

For analytical purposes, Tobira’s financial advisors calculated the net present value (“NPV”) of the CVR milestone payments as set forth in the following table based upon certain probability of success and timing assumptions made by Tobira management and confirmed by the Strategic Committee and the Tobira Board, in each case as described in the table below. For purposes of this analysis, Tobira’s financial advisors utilized a discount rate of 13%, the midpoint of the 12% to 14% range of discount rates based on the financial advisors’ respective analyses of Tobira’s weighted average cost of capital, to calculate the NPV of potential payments pursuant to the CVRs as of September 30, 2016. The upfront payment was not discounted for purposes of these calculations. There is no guarantee that the conditions triggering any or all of the CVR milestone payments will be satisfied or, if triggered, when such conditions will be satisfied.

	Aggregate Undiscounted Payment ($ in millions)	Assumed Event Date	Probability of Success	Aggregate Payment ($ in millions)
Upfront Payment	$595	NA	NA	$595

				Aggregate NPV ($ in millions)
CVR Milestone
• #1 - P3 Initiation	$300	6/30/17	90.0%	$246
• #2 - NDA Submission	$100	9/30/19	70.0%	$49
• #3 - First Sale	$300	10/1/20	59.5%	$109
• #4 - $1B in Sales	$400	12/31/23	50.0%	$82
Offer Value Including Risk-Adjusted NPV of the CVRs				$1,082
Risk-Adjusted NPV of Upfront Payment and Milestone #1				$841
Risk-Adjusted NPV of Upfront Payment and Milestones #1, #2 and #3				$999

				NPV Per Share
Upfront Payment Only (Undiscounted)				$28.35
Implied Offer Price per Share Including Risk-Adjusted NPV of CVR (Discounted)				$50.46

Discounted Cash Flow Analysis. Tobira’s financial advisors performed a discounted cash flow analysis of Tobira. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Tobira’s financial advisors performed the discounted cash flow analysis of Tobira based on the Forecasts. Tobira’s financial advisors calculated the forecasted fully-taxed unlevered free cash flows of Tobira based on the Forecasts during the period beginning on October 1, 2016 and ending on December 31, 2027, as described under “—Certain Financial Projections.” The terminal year cash flows assumed fully taxed operating income based on Forecasts for 2027. These cash flows were then assumed to decline in perpetuity after December 31, 2027 at a rate of free cash flow decline of between 20% and 50% year-over-year. The fully-taxed unlevered free cash flows were then discounted to September 30, 2016 using a range of discount rates from 12% to 14% using a mid-year convention. This range of discount rates was based on the financial advisors’ respective analyses of Tobira’s weighted average cost of capital. In performing its discounted cash flow analysis, Tobira’s financial advisors adjusted for (i) Tobira’s net cash balance as of August 31, 2016, as provided by Tobira management, (ii) federal net operating losses, estimated by Tobira management through December 31, 2015, plus the tax shields generated from future estimated losses and (iii) assumed net proceeds of approximately $600 million through the issuance of 35.3 million shares of Company common stock (and associated dilution) as reflected in the Forecasts.

This analysis resulted in an implied per Share equity value reference range of approximately $20.20 to $28.30. Tobira’s financial advisors compared this range to the upfront consideration in the Transactions of $28.35 per Share and the risk-adjusted NPV of the CVR assuming achievement of all milestones of $50.46 per Share calculated as described under “—Analysis of Consideration” above.

Selected Public Companies Analysis. Tobira’s financial advisors reviewed and compared certain financial information for Tobira to corresponding financial information for the following selected companies that the financial advisors deemed comparable, based on their experience and professional judgment, to Tobira:

•	Intercept Pharmaceuticals, Inc.

•	Genfit SA

•	Arrowhead Pharmaceuticals, Inc.

•	Dynavax Technologies Corporation

•	MediciNova, Inc.

•	Arbutus Biopharma Corporation

•	Regulus Therapeutics Inc.

•	Galectin Therapeutics Inc.

•	Galmed Pharmaceuticals Ltd.

•	Conatus Pharmaceuticals Inc.

Although none of the selected companies is directly comparable to Tobira, the selected companies listed above were chosen by the financial advisors, among other reasons, because they are U.S. publicly traded mid- to late-stage development hepatology-focused biopharmaceutical companies with operations and businesses that, for purposes of the financial advisors’ analysis, may be considered similar to those of Tobira.

Citi did not consider the selected public companies analysis as part of its financial analysis for purposes of its opinion, but reviewed the analysis for reference and informational purposes.

For each of the selected companies, Tobira’s financial advisors reviewed the closing price per share of common stock on
September 16, 2016 and, based upon information obtained from SEC filings and FactSet (a data source containing historical and estimated financial data), calculated market capitalization and enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding restricted stock units and in-the-money options, warrants and other convertible securities) plus the book value of debt less cash), which is referred to, with respect to the selected publicly traded companies, as “Enterprise Value”.

The results of this analysis are summarized below (dollars in millions):

	Market Capitalization	Enterprise Value
75th Percentile	$490	$391
25th Percentile	$81	$41

Applying the range of Enterprise Value implied by the 25th to 75th percentile described above and adding to it to Tobira’s net cash balance as of August 31, 2016 of $18 million, resulted in an implied per Share equity value range for the Shares of approximately $3.15 to $19.90. Tobira’s financial advisors compared this range to the upfront consideration in the Transactions of $28.35 per Share and the potential maximum risk-adjusted NPV of the CVR of $50.46 per Share calculated as described under “—Analysis of Consideration” above.

Selected Transactions Analysis. Tobira’s financial advisors reviewed and analyzed certain information relating to the following selected transactions involving biopharmaceutical companies announced since January 2011 involving target companies with lead assets which were beyond Phase 2 data and two or more years from launch that the financial advisors deemed comparable, based on their experience and professional judgment, to the Transactions:

Date Announced	Target	Acquiror
6/9/16	Afferent Pharmaceuticals, Inc.	Merck & Co., Inc.
4/28/16	Stemcentrx Inc.	AbbVie Inc.
1/19/16	Biotie Therapies Corp.	Acorda Therapeutics, Inc.

Date Announced	Target	Acquiror
12/17/15	Acerta Pharma BV	AstraZeneca PLC
11/2/15	Dyax Corp.	Shire plc
9/16/15	Dezima Pharma B.V.	Amgen Inc.
8/31/15	Scioderm, Inc.	Amicus Therapeutics, Inc.
7/26/15	Naurex Inc.	Allergan plc
7/14/15	Receptos, Inc.	Celgene Corp.
7/6/15	Oculeve, Inc.	Allergan plc
9/28/14	Ambit Biosciences Corp.	Daiichi Sankyo Co. Ltd.
9/24/14	Civitas Therapeutics, Inc.	Acorda Therapeutics, Inc.
9/5/13	Astex Pharmaceuticals, Inc.	Otsuka Pharmaceutical Co., Ltd.
6/10/13	Pearl Therapeutics Inc.	AstraZeneca PLC
4/24/13	PROLOR Biotech, Inc.	OPKO Health, Inc.
3/25/13	SARcode Bioscience, Inc.	Shire plc
1/8/13	Cytochroma Inc.	OPKO Health, Inc.
12/12/12	YM BioSciences Inc.	Gilead Sciences, Inc.
4/23/12	Ardea Biosciences, Inc.	AstraZeneca PLC
4/10/12	KAI Pharmaceuticals, Inc.	Amgen Inc.
2/29/12	Boston Biomedical, Inc.	Dainippon Sumitomo Pharma Co., Ltd.
11/21/11	Pharmasset, Inc.	Gilead Sciences, Inc.
10/24/11	Adolor Corporation	Cubist Pharmaceuticals, Inc.
3/21/11	Gemin X Pharmaceuticals, Inc.	Cephalon, Inc.
1/24/11	BioVex Group, Inc.	Amgen Inc.

No company or transaction used in this analysis is identical or directly comparable to Tobira or the Transactions. The selected transactions above were selected, among other reasons, because they involved target companies that have certain characteristics that, for the purposes of the financial advisors’ analysis, may be considered similar to certain characteristics of Tobira. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Tobira and the companies that participated in the transactions included in the selected transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and Tobira. Solely for informational purposes, the financial advisors also reviewed certain information relating to the acquisition of Nimbus Apollo, Inc. by Gilead Sciences, Inc., in connection with this analysis because it was the most recent NASH-related transaction. However, this transaction was not used in this analysis because Nimbus’s lead asset had not yet entered Phase 2 trials.

Citi did not consider the selected transactions analysis as part of its financial analysis for purposes of its opinion, but reviewed the analysis for informational purposes.

Financial data for the selected transactions was based on publicly available information that the financial advisors obtained from public filings, Wall Street research and FactSet. Using publicly available information, the financial advisors calculated, for each selected transaction, the offer value (which means the equity value of common equity (determined using the treasury stock method and taking into account outstanding restricted stock units and in-the-money options, warrants and other convertible securities)) and the transaction value (calculated as the offer value, plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments.

The results of this analysis are summarized below (dollars in millions):

	Offer Value	Transaction Value
	(excluding contingent consideration)
75th Percentile	$886	$752
25th Percentile	$229	$229

Applying the range of transaction value implied by the 25th to 75th percentile described above and adding to it to Tobira’s net cash balance as of August 31, 2016 of $18 million, resulted in an implied per Share equity value range for the Shares of approximately $12.40 to $36.35 excluding any contingent consideration. Tobira’s financial advisors compared this range to the upfront consideration in the Transactions of $28.35 per Share, as described under “—Analysis of Consideration” above.

Tobira’s financial advisors noted that the 25th to 75th percentile for the transaction values including nominal (maximum) CVR payments for those selected transactions that involved contingent consideration was $21.85 to $79.65 per share as compared with the maximum nominal value payable per Share in the Transactions of $78.20 per share.1

Other Information. Tobira’s financial advisors observed certain additional factors that were not considered part of their financial analyses for their respective opinions but were noted for informational purposes, including the following:

•	Historical trading prices of the Shares during the 52-week period ended September 16, 2016, which reflected low to high closing prices of the Shares during such period of $3.76 to $14.53 per Share.

•	Stock price targets for the Shares in publicly available Wall Street research analysts’ reports, which indicated a stock price target for Tobira of $11.00 to $31.00 per Share.

•	The financial advisors performed sensitivity analyses to assess the impact on the implied midpoint value per Share of $23.05 derived pursuant to the discounted cash flow analysis described above, taking into account various changes in assumptions relating to (i) the probability of success of FDA approval of CVC, (ii) peak penetration, (iii) U.S. gross price and (iv) dilution associated with future financing reflected in the Forecasts assuming a discount rate of 13% and rate of free cash flow decline of 35% year-over-year after 2027. This analysis indicated a maximum negative impact of any single sensitivity of $9.05 per Share and a maximum positive impact of any single sensitivity of $10.60 per Share.

•	The financial advisors performed an analysis of the premiums paid in the ten selected transactions utilized in the selected transactions analysis described above which involved publicly-traded target companies. The financial advisors calculated, for each such transaction, the percentage premium represented by the transaction price per share (excluding any contingent consideration) to the target company’s market price per share on the trading day prior to the first public knowledge of the possibility of the transaction, which is referred to as % premium to 1-day unaffected price. The 25th to 75th percentile premiums paid in such transactions were 38% to 87% respectively. Based on the analysis above and other considerations that the financial advisors deemed relevant in their professional judgment, the financial advisors applied this range to Tobira’s market price per Share at the close of trading on September 16, 2016, the unaffected price on the last full trading day prior to the

[1]	As described under “—Analysis of Consideration” above, Tobira’s financial advisors performed their analysis prior to the calculation of final per Share amounts for purposes of finalizing the Merger Agreement and the CVR Agreement. As a result of rounding, Tobira’s financial advisors calculated the maximum nominal amount payable as $78.20 per Share whereas, when the final per Share amounts were calculated for purposes of finalizing the Merger Agreement and the CVR Agreement, the maximum aggregate amount payable was $78.19 per Share.

preparation of the financial analysis presented by the financial advisors at the September 19, 2016 meeting of the Tobira Board, which resulted in an implied per Share equity value range for Tobira of approximately $6.30 to $8.60 per Share.

•	The upfront consideration in the Transactions of $28.35 per Share represented a premium of 518% to the closing price of $4.59 per Share on September 16, 2016 and a premium of 95% to the 52-week high closing price of $14.53 per Share as of June 28, 2016.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at their respective opinions, Centerview and Citi did not draw, in isolation, conclusions from or with regard to any factor or analysis that they considered. Rather, each of Centerview and Citi made its respective determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses it considered relevant as described above.

Tobira’s financial advisors’ financial analyses and opinions were only one of many factors taken into consideration by the Tobira Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Tobira Board or management of Tobira with respect to the Merger Consideration or as to whether the Tobira Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between Tobira and Parent and was approved by the Tobira Board. Centerview and Citi provided advice to Tobira during these negotiations. However, neither Centerview nor Citi recommended any specific amount of consideration to Tobira or the Tobira Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has not (except for the current engagement) been engaged to provide financial advisory or other services to Tobira, and Centerview has not received any compensation from Tobira during such period. In the past two years, Centerview has not been engaged to provide financial advisory or other services to Allergan, Parent or Purchaser, and Centerview has not received any compensation from Allergan, Parent or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to Tobira, Parent, Allergan or any of their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Tobira, Parent, Allergan or any of their respective affiliates, or any other party that may be involved in the Transactions.

Tobira selected Centerview as a financial advisor in connection with the Transactions based on Centerview’s knowledge of the biopharmaceutical industry, reputation, experience and familiarity with Tobira. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

For a description of the terms of Centerview’s engagement as a financial advisor to Tobira, see the discussion under “Item 5. Person/Assets Retained, Employed, Compensated or Used” below.

Citi and its affiliates in the past have provided, are currently providing and in the future may provide investment banking and other financial services to Allergan or its subsidiaries unrelated to the Transactions, for which services Citi and its affiliates received and expect to receive compensation including, without limitation, having (i) acted as joint bookrunner for public offerings of ordinary shares and convertible preferred shares by Allergan in February 2015, (ii) acted as co-manager for an offering of senior notes by an affiliate of Parent in March 2015 and (iii) acted as a lender to affiliates of Parent under a term loan and revolving credit facility since December 2014 for which investment banking services Citi received aggregate fees of approximately $14.1 million since January 1, 2014. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Tobira, Parent and Allergan for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Tobira, Parent, Allergan and their respective affiliates.

Tobira selected Citi as a financial advisor in connection with the Transactions based on Citi’s knowledge of the biopharmaceutical industry, reputation, experience and familiarity with Tobira. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

For a description of the terms of Citi’s engagement as a financial advisor to Tobira, see the discussion under “Item 5. Person/Assets Retained, Employed, Compensated or Used” below.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Tobira has retained Centerview and Citi to act as its financial advisors in connection with the Offer and the Merger. Tobira has agreed to pay Centerview an aggregate fee, currently estimated to be approximately $16.2 million, for its services as a financial advisor to Tobira in connection with the Offer and the Merger. Tobira has also agreed to pay Citi an aggregate fee, currently estimated to be approximately $10.8 million, for its services as a financial advisor to Tobira in connection with the Offer and the Merger. Payment of the fees to Centerview and Citi is contingent upon consummation of the Offer. Subject to certain limitations, both Centerview and Citi will be reimbursed for reasonable expenses, including fees of outside legal counsel, incurred in connection with their engagement. In addition, Tobira has agreed to indemnify Centerview and Citi, any controlling person of Centerview and Citi and each of their respective directors, officers, employees, agents and affiliates against specified liabilities.

Additional information pertaining to the retention of Centerview and Citi by Tobira in Item 4 under the heading “—Opinions of Tobira’s Financial Advisors” is hereby incorporated by reference in this Item 5.

Neither Tobira nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Tobira’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Tobira, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

During the 60 days prior to the date of this Schedule 14D-9, Tobira has issued Shares to holders of outstanding Company Options upon the exercise of such Company Options (“Company Option Exercises”). No officer or director of Tobira received Shares during this 60-day period as a result of the Company Option Exercises. Other than pursuant to the Tender Agreement and the Company Option Exercises, no transactions with respect to Shares have been effected by Tobira or, to the knowledge of Tobira after making reasonable inquiry, by any of its executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Tobira is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Tobira’s securities by Tobira or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Tobira;

•	any purchase, sale or transfer of a material amount of assets of Tobira; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Tobira.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Tobira Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Tobira and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Excise Taxes

Certain executive officers and directors of Tobira may be subject to the Golden Parachute Excise Tax, on payments and benefits they will or may receive in connection with Tobira’s entry into the Merger Agreement and the transactions contemplated thereby. Generally, an excise tax of 20% is imposed on each individual recipient of certain “parachute payments” that, under the rules of Section 280G of the Code, exceed a certain threshold amount for such individual, and the corporation making the payments is denied a tax deduction for such payments. The Golden Parachute Excise Tax is due in addition to the regular income and employment taxes otherwise payable in connection with compensatory payments to the Affected Individuals (as defined below). Payments to certain executive officers and directors of Tobira that will or may be considered “parachute payments” under Section 280G of the Code that would be subject to the Golden Parachute Excise Tax include the value of the full acceleration of vesting of Company Options, the payment of 2016 performance bonuses at target, cash severance and healthcare continuation benefits pursuant to offer letters with Tobira, and the Excise Tax Gross-Up Payment.

The Compensation Committee has considered the impact of the potential Golden Parachute Excise Tax on the individual executive officers of Tobira who would or may be subject to such excise tax (that is, Laurent Fischer, Eric Lefebvre, Helen Jenkins and Christopher Peetz—collectively, the “Affected Individuals”) and has determined that the imposition of the excise tax on them would result in a significant personal tax burden that would deprive the Affected Individuals of a substantial portion of the value of their compensatory payments in connection with the Transactions. The Compensation Committee has considered the tax implications of Code Sections 4999 and 280G and assessed the costs and benefits of potential payments to alleviate the Golden Parachute Excise Tax to Tobira, its stockholders, the Surviving Corporation and each of the Affected Individuals.

As part of its considerations, the Compensation Committee noted that a primary reason for the magnitude of the Code Section 4999 excise tax burden is the unvested Company Options held by the Affected Individuals. These awards have a high value as a result of the substantial value of the underlying shares, largely due to the Offer Price. The Compensation Committee determined that it was in the best interests of Tobira to mitigate the negative tax impact to such Affected Individuals that would otherwise result from the Transactions, which are expected to bring significant financial benefits to Tobira and its stockholders.

The Compensation Committee decided that Tobira would provide each of the Affected Individuals who becomes subject to the Golden Parachute Excise Tax the Excise Tax Gross-Up Payment. The actual amounts to be paid to the Affected Individuals by Tobira will not be finally determined until after the consummation of the Transactions and would depend upon the value and timing of the Affected Individual’s receipt of the implicated payments and benefits, with any Excise Tax Gross-Up Payment that becomes due to be paid following the Effective Time but not later than when the Golden Parachute Excise Tax becomes due. The Affected Individuals will retain the obligation to pay income and other taxes on all of their compensatory benefits and payments, if applicable, when due.

The estimated value of each Excise Tax Gross-Up Payment is set forth below in the table entitled “Golden Parachute Compensation Table” in the column titled “Tax Reimbursement.” The estimated value of each Excise Tax Gross-Up Payment is based on the number of unvested Company Options held as of September 28, 2016, and on certain other assumptions as set forth in the footnotes to the table below under “Golden Parachute Compensation.”

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding compensation based on or otherwise related to the Transactions for each of Tobira’s currently employed executive officers who are designated as “named executive officers” in the Definitive Proxy Statement on Schedule 14A, as amended, filed by Tobira on April 28, 2016, as well as for Michael Metzger, the Company’s former Chief Executive Officer who terminated service in May 2015 after the consummation of the merger between Tobira and Regado Biosciences, Inc. Mr. Metzger is not entitled to an Excise Tax Gross-Up Payment.

The table below assumes that the closing of the Offer and the Merger both occurred on September 28, 2016, and the employment of each executive officer of Tobira ceased as a result of a Termination Without Cause or resignation for Good Reason on such date. The terms and conditions related to compensation that is based on or otherwise related to the Transactions are described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Tobira and its Executive Officers, Directors and Affiliates” and “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Potential for Future Arrangements” and are incorporated herein by reference. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9, and including that the CVRs and cash payments pursuant to applicable Out of the Money Options will pay out at the maximum level. As a result, the golden parachute compensation, if any, to be received by Tobira’s executive officers may materially differ from the amounts set forth below. The equity benefits in the table below are calculated based on equity holdings as of September 28, 2016, including with respect to calculation of vested and unvested Company Options.

Name	Cash ($)(1)	Equity ($)(2)		Perquisites/ Benefits ($)(3)	Estimated Golden Parachute Tax Reimbursement ($)(4)(5)	Other ($)(6)	Total ($)
Laurent Fischer	765,000	38,783,522		10,070	6,300,000	5,000,000	50,858,592
Eric Lefebvre	560,250	11,377,634		13,320	2,130,000	2,000,000	16,081,204
Christopher Peetz	459,000	13,483,008		26	2,000,000	—	15,942,034
Helen Jenkins	411,750	10,700,947		13,854	2,250,000	2,000,000	15,376,551
Michael A. Metzger	—	85,436	(7)	—	—	—	85,436

(1)

Represents a payment equal to 12 months’ base salary at the rate in effect as of September 28, 2016, for each officer as provided under their applicable offer letter, described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Tobira and its Executive Officers, Directors and Affiliates—Severance Arrangements.” However, if triggered, the actual severance amount would reflect the executive’s base salary then in effect. The amounts are “double trigger” in nature (i.e., they are triggered by a change of control for which payment is conditioned upon the officer’s Termination Without Cause or resignation for Good Reason in connection with or following such change of control). Such amount is payable in a lump sum and is contingent on the officer’s execution and non-revocation of a general release of claims against Tobira and its affiliates. This column also includes the amount payable to each officer in respect of his or her 2016 performance bonus, as described above under “—Payment of 2016 Performance Bonuses.”
(2)	Other than with respect to Mr. Metzger, represents (i) the excess of (x) the Maximum Amount over (y) the Weighted Average Exercise Price Per Share multiplied by (ii) the Number of Shares Underlying Options (Unvested Options), as reported in the table in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Tobira and its Executive Officers, Directors and Affiliates—Treatment of Options.” With respect to Mr. Metzger, represents (i) 7,222, the number of unvested shares subject to an In the Money Option to purchase 13,000 shares that will accelerate in connection with the Merger, multiplied by (ii) the excess of (x) the Maximum Amount over (y) $16.52, the exercise price per share applicable to such Company Option. No currently employed executive officer holds Out of the Money Options. Amounts in respect of unvested Company Options are “single trigger” in nature and will be payable in connection with the Transactions, whether or not the executive experiences a termination of employment.
(3)	Represents the aggregate amount of all premiums payable for the continuation of the officer’s health benefits for a six-month period, based on the cost of such premiums as of September 28, 2016, and assumes that the premiums will remain unchanged from their levels in effect on such date. The amounts are payable upon any Termination Without Cause or resignation for Good Reason by the executive and do not require a change of control to first occur.
(4)	Represents the estimated Excise Tax Gross-Up Payment an executive officer could be entitled to receive, on both a “double-trigger” and “single-trigger” basis. In addition to the assumptions described above in the table to which this footnote relates, the value in this column was calculated assuming (a) the Maximum Amount will, in fact, be paid in respect of each CVR, and without factoring in time value of money with respect to that payment; (b) the Allergan RSUs have been granted and the vesting acceleration provision applicable to the Allergan RSUs is triggered immediately following such grant date as a result of the officer’s involuntary termination of employment; (c) all Company Options granted in the 12 months preceding the Effective Time were granted in the ordinary course of business and not contingent on the Transactions; (d) the grant of Allergan RSUs to the Affected Individuals, along with the increase in base salary and increase in target annual bonus payable to them under their Allergan employment arrangements as a result of such base salary increases, constitute reasonable compensation for purposes of the golden parachute provisions; (e) a 20% excise tax rate; and (f) an estimated effective tax rate, including a federal marginal income tax rate of 39.6% and applicable state, local and payroll taxes. The actual amount of the Excise Tax Gross-Up Payment for each officer, if any, will not be determinable until after the consummation of the Transactions. The Excise Tax Gross-Up Payments are described in greater detail in this section above under “—Golden Parachute Excise Taxes.”
(5)	Although each of the Affected Individuals is eligible to receive an Excise Tax Gross-Up Payment, it is likely that not all of the Affected Individuals will actually be subject to the Golden Parachute Excise Tax.
(6)	Represents the grant date value of the Allergan RSUs to be granted, described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Potential for Future Arrangements.”
(7)	Mr. Metzger also holds the following vested Out of the Money Options: 13,778 options at $42.93 per share and 48,223 options at $43.29 per share, which will be entitled to the same payments described above in Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Tobira and its Executive Officers, Directors and Affiliates—Treatment of Options.

Contingent Value Rights Agreement

At or prior to the time that Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer, Parent and a rights agent mutually acceptable to Parent and Tobira will enter into the CVR Agreement governing the terms of the CVRs to be received by Tobira’s stockholders and the holders of In the Money Options. Each such holder will be entitled to one CVR for each Share outstanding or underlying each of the In the Money Options, whether or not vested, and (if and when exercised) warrants that (i) the Purchaser accepts for payment from such holder pursuant to the Offer or (ii) is owned by or has been issued to such holder as of immediately prior to the Effective Time and is converted into the right to receive the Offer Price pursuant to the terms of the Merger Agreement. The CVR Agreement provides that the CVRs are not transferable except under limited circumstances, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, Tobira or any of their affiliates.

Each CVR represents the right to receive the following cash payments, without interest and less any applicable withholding taxes, with each payment conditioned upon the achievement of certain milestones as follows:

•	Enrollment Milestone. Parent will be obligated to pay $13.68 per CVR if, on or before December 31, 2028, the first human is enrolled in a Phase 3 trial of CVC, which trial includes, as one of its primary outcome measures, an evaluation of improvement in fibrosis of at least one stage with no worsening of steatohepatitis (or a substantially similar measure with respect to such evaluation or a similar disease characteristic) (the “Enrollment Milestone”).

•	Submission Milestone. Parent will be obligated to pay $4.53 per CVR if, on or before December 31, 2028, a new drug application is submitted to the FDA for approval of any pharmaceutical product or combination of co-administered products containing CVC as an active ingredient for the treatment of NASH with fibrosis or fibrosis due to NASH (any such product, the “Product” and such milestone, the “Submission Milestone”).

•	First Commercial Sale Milestone. Parent will be obligated to pay $13.56 per CVR if there has been, on or before December 31, 2028, the first sale in the United States in an arm’s length transaction to a third party of a Product whose approved label includes an indication for the treatment of NASH following regulatory approval for marketing of such Product by the FDA (such sale, the “First Commercial Sale” and such milestone, the “First Commercial Sale Milestone”).

•	Sales Milestone. Parent will be obligated to pay $18.07 per CVR if, within any four consecutive calendar quarters during the three consecutive year period commencing with the first calendar quarter immediately following the date of the First Commercial Sale, there are worldwide net sales (gross amounts received for sales of the Product, less certain permitted deductions) of a Product exceeding $1.0 billion (the “Sales Milestone”).

The summary of the material provisions of the CVR Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the full text of the CVR Agreement, the form of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger

The Tobira Board has approved the Offer, the Merger, the Merger Agreement and the agreements contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Tobira does not anticipate seeking the approval of Tobira’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Tobira, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Tobira in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Tobira is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Allergan, Parent and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Tobira as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Tobira Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the Merger Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX III. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Tobira stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Tobira stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and twenty days after the date of this Schedule 14D-9, deliver to Tobira at Tobira Therapeutics, Inc., 701 Gateway Boulevard, Suite 300, South San Francisco, California 94080; Attention: Chief Financial Officer, a written demand for appraisal of the Shares held, which demand must reasonably inform Tobira of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its Shares in the Offer; and

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex III hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to Tobira as described herein.

As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the Share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Tobira of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Tobira is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the Surviving Corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by Tobira. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262, the Court of Chancery shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger or consolidation for such total number of Shares exceeds $1 million.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as or less than the value of the Merger Consideration. In determining “fair value,” the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In a departure from common practice, the Delaware Court of Chancery held in Huff v. CKx (2015) that, based on the facts and circumstances of that case, the merger price was the best indicator of the fair value of the CKx dissenting shares (the ruling was subsequently affirmed by the Delaware Supreme Court in a ruling issued without an opinion).

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the Letter of Transmittal to be distributed to them and accompanying instructions in order to receive payment of the Merger Consideration.

At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger within 60 calendar days of the Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Tobira, please see Tobira’s Annual Report on Form 10-K for the year ended December 31, 2015, and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of

Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of Allergan and Tobira expects to file, on October 3, 2016, Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is 30 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 30-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires 30 days after the date when the acquiring person has substantially complied with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Allergan and/or Tobira. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Tobira does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Tobira is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Allergan’s or Purchaser’s acquisition or ownership of Shares.

Forward-Looking Statements

All of the statements in this document (including those incorporated by reference), other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of Tobira by Parent and Purchaser. As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and belief relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to Tobira’s operations and business environment, all of which are difficult to predict and many of which are beyond the control of Tobira. Among others, the following factors could cause actual results to differ materially from those set forth in the forward-looking statements: (i) uncertainties as to how many Tobira stockholders will tender their Shares in the Offer; (ii) the possibility that competing offers will be made; (iii) the possibility that various closing conditions for the Transaction may not be satisfied or waived; (iv) the risk that the Merger Agreement may be terminated in circumstances requiring Tobira to pay a termination fee; (v) risks related to obtaining the requisite consents to the Offer and the Merger, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals) and the risk that one or more governmental entities may deny approval; (vi) the possibility that the Transactions may not be timely completed, if at all; and (vii) the possibility that, prior to the completion of the Transaction, if at all, Tobira’s business may experience significant disruptions due to transaction-related uncertainty. Other factors that could cause actual results to differ materially include those set forth in Tobira’s SEC reports, including, without limitation, the risks described in Tobira’s Annual Report on Form 10-K for its fiscal year ended December 31, 2015, and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016. Tobira assumes no obligation and does not intend to update these forward-looking statements, except as expressly required by law.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 3, 2016 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Tobira Therapeutics, Inc. and Allergan plc, dated September 20, 2016 (incorporated herein by reference to Exhibit 99.2 to Tobira Therapeutics, Inc.’s Current Report on Form 8-K filed with the SEC on September 20, 2016).

(a)(1)(G)	Press Release issued by Allergan plc, dated September 20, 2016 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Allergan plc with the SEC on September 20, 2016).

(a)(1)(H)	Copy of Allergan Presentation for Investor/Analyst Conference Call, dated September 21, 2016 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Allergan plc with the SEC on September 21, 2016).

(a)(1)(I)	Summary Advertisement as published in the Wall Street Journal on October 3, 2016 (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO).

(a)(5)(A)	Opinion of Centerview Partners LLC, dated September 19, 2016 (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Opinion of Citigroup Global Markets Inc., dated September 19, 2016 (included as Annex II to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated September 19, 2016, by and among Allergan Holdco US, Inc., Sapphire Acquisition Corp. and Tobira Therapeutics, Inc. (incorporated herein by reference to Exhibit 2.1 to Tobira Therapeutics, Inc.’s Current Report on Form 8-K filed with the SEC on September 20, 2016).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Annex II to Exhibit 2.1 to Tobira Therapeutics, Inc.’s Current Report on Form 8-K filed with the SEC on September 20, 2016).

(e)(3)	Tender and Support Agreement, dated September 19, 2016, by and among Allergan Holdco US, Inc., Sapphire Acquisition Corp. and certain directors and stockholders of Tobira Therapeutics, Inc. (incorporated herein by reference to Exhibit 99.1 to Tobira Therapeutics, Inc.’s Current Report on Form 8-K filed with the SEC on September 20, 2016).

(e)(4)	Confidential Disclosure Agreement, dated August 1, 2016, by and among Allergan, Inc. and Tobira Therapeutics, Inc. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

Exhibit No.	Description

(e)(5)	Form of Indemnity Agreement by and among Tobira Therapeutics, Inc. and its directors and officers (incorporated herein by reference to Exhibit 10.1 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(6)	Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Tobira Therapeutics, Inc.’s Current Report on Form 8-K (File No. 001-35953) filed with the SEC on May 7, 2015).

(e)(7)	Certificate of Amendment of Seventh Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.2 to Tobira Therapeutics, Inc.’s Current Report on Form 8-K (File No. 001-35953) filed with the SEC on May 7, 2015).

(e)(8)	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to Tobira Therapeutics, Inc.’s Current Report on Form 8-K (File No. 001-35953) filed with the SEC on September 3, 2013).

(e)(9)	Regado Biosciences, Inc. 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.2 to Tobira Therapeutics, Inc.’s (formerly known as Regado Biosciences, Inc.) Form S-1 (File No. 377-00119) filed with the SEC on April 10, 2013)

(e)(10)	2007 Stock Plan and forms of agreements thereunder (incorporated herein by reference to Exhibit 10.2 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(11)	2010 Stock Plan and forms of agreements thereunder (incorporated herein by reference to Exhibit 10.3 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(12)	2013 Equity Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.4 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(13)	Offer Letter, dated March 17, 2014, between Laurent Fischer, M.D. and Tobira Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.7 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(14)	Offer Letter, dated March 24, 2014, between Christopher Peetz and Tobira Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.8 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(15)	Offer Letter, dated July 23, 2011, between Helen Jenkins and Tobira Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.9 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(16)	Amendment to Employment Letter and Option Agreement, dated April 29, 2014, between Helen Jenkins and Tobira Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.10 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(17)	Offer Letter, dated November 24, 2011, between Eric A. Lefebvre, M.D. and Tobira Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.13 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(18)	Consulting Agreement, dated July 15, 2014 and amended on July 15, 2015, by and among Carol L. Brosgart, M.D. and Tobira Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.17 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

Exhibit No.	Description

(e)(19)	Management Cash Incentive Plan (incorporated herein by reference to Exhibit 10.18 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(20)	Consulting Agreement, dated May 4, 2015, between Michael A. Metzger and Tobira Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.19 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(21)	Summary of Director Compensation Program effective July 9, 2015 (incorporated herein by reference to Exhibit 10.20 to Tobira Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-35953) filed with the SEC on August 11, 2015).

(e)(22)	Amendment to Offer Letter, dated October 3, 2016, between Eric A. Lefebvre, M.D. and Tobira Therapeutics, Inc.

(e)(23)	Form of Golden Parachute Excise Tax Letter Agreement to be entered into by each of Laurent Fischer, M.D., Eric A. Lefebvre, M.D., Helen Jenkins and Christopher Peetz, on the one hand, and Tobira Therapeutics, Inc., on the other hand.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2016	Tobira Therapeutics, Inc.

	By:	/s/ Laurent Fischer, M.D.
	Name:	Laurent Fischer, M.D.
	Title:	Chief Executive Officer

Annex I

CENTER	VIEW PARTNERS

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

September 19, 2016

The Board of Directors

Tobira Therapeutics, Inc.

701 Gateway Blvd., Suite 300

South San Francisco, CA 94080

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares (as defined below)), of Tobira Therapeutics, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among the Company, Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and Sapphire Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). The Agreement provides (i) for Purchaser to commence a tender offer to purchase all outstanding Shares (the “Tender Offer”) pursuant to which Purchaser will pay consideration for each Share accepted in the Tender Offer consisting of (a) an amount in cash equal to $28.35 (the “Per Share Cash Consideration”) and (b) one contractual contingent value right (a “CVR”), representing the right to receive Milestone Payments (as such term is defined in the Contingent Value Rights Agreement attached as an exhibit to the Agreement, the “CVR Agreement”), at the times and subject to the conditions provided for in the CVR Agreement (the Per Share Cash Consideration, together (and not separately) with one CVR, the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Purchaser will be merged with and into the Company (such merger, the “Merger” and, together (and not separately) with the Tender Offer, the “Transaction”) and each outstanding Share not previously accepted in the Tender Offer (other than Shares (i) held immediately prior to the effective time of the Merger by the Company (or held in the Company’s treasury), Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (ii) Dissenting Shares (as defined in the Merger Agreement) (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

The Board of Directors

Tobira Therapeutics, Inc.

September 19, 2016

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not (except for our current engagement) been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Allergan plc, the parent of Parent, Parent or Purchaser, and we have not received any compensation from Allergan plc, Parent or Purchaser during such period. We may provide financial advisory and other services to or with respect to the Company, Parent, Allergan plc or any of their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Allergan plc or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement and a draft of the CVR Agreement, each dated September 19, 2016 (the “Draft Agreements”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2015, December 31, 2014 and December 31, 2013; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate. During the course of our engagement, at your request, we solicited expressions of interest from a number of potential acquirors of the Company, and we have considered the results of such solicitation in rendering our opinion herein.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We

The Board of Directors

Tobira Therapeutics, Inc.

September 19, 2016

have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, Parent, Allergan plc or any of their respective subsidiaries, or the ability of the Company, Parent, Allergan plc or any of their respective subsidiaries to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or any class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

The Board of Directors

Tobira Therapeutics, Inc.

September 19, 2016

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex II

September 19, 2016

The Board of Directors

Tobira Therapeutics, Inc.

701 Gateway Blvd., Suite 300

South San Francisco, California 94080

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock (other than Excluded Shares (defined below)) of Tobira Therapeutics, Inc. (the “Company”) of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among the Company, Allergan Holdco US, Inc. (“Parent”) and Sapphire Acquisition Corp., a wholly owned subsidiary of Parent (“Purchaser”). As more fully described in the Merger Agreement, (i) Purchaser will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of the Company pursuant to which Purchaser will pay consideration for each share of Company Common Stock accepted in the Tender Offer consisting of (a) $28.35 in cash (the “Per Share Cash Consideration”) and (b) one contractual contingent value right (a “CVR”), representing the right to receive Milestone Payments (as such term is defined in the Contingent Value Rights Agreement attached as an exhibit to the Merger Agreement, the “CVR Agreement”), at the times and subject to the conditions provided for in the CVR Agreement (the Per Share Cash Consideration, together (and not separately) with one CVR, the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Purchaser will be merged with and into the Company (such merger, the “Merger” and, together (and not separately) with the Tender Offer, the “Transaction”) and each outstanding share of Company Common Stock not previously accepted in the Tender Offer (other than Shares (i) held immediately prior to the effective time of the Merger by the Company (or held in the Company’s treasury), Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (ii) Dissenting Shares (as defined in the Merger Agreement) (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration.

In arriving at our opinion, we reviewed drafts dated September 19, 2016 of the Merger Agreement and the CVR Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the business, operations and prospects of the Company. We examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other information and data relating to the Company which were provided to or discussed with us by the management of the Company. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Company Common Stock; the historical and projected earnings and other operating data of Company; and the capitalization and financial condition of the Company. For informational purposes, we considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to

Citigroup Global Markets Inc.

The Board of Directors

Tobira Therapeutics, Inc.

September 19, 2016

the businesses of other companies whose operations we considered relevant in evaluating those of the Company. In connection with our engagement and at the direction of the Company, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.

We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any term, condition or agreement that would be material to our analysis or this opinion and that, in the course of obtaining any necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Transaction. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement and the CVR Agreement will not vary from those set forth in the drafts reviewed by us in any respect material to our analysis or this opinion. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we made any physical inspection of the properties or assets of the Company. Our opinion does not address the underlying business decision of the Company to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of shares of Company Common Stock (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or another term or aspect of the transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Consideration or otherwise. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, Parent, Allergan plc, the parent of Parent, or any of their respective subsidiaries, or the ability of any of them to pay their obligations when they come due, or as to the impact of the Transaction on such matters under any applicable law relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. We undertake no obligation to update, revise or reaffirm this opinion based on circumstances, developments or

The Board of Directors

Tobira Therapeutics, Inc.

September 19, 2016

events occurring after the date hereof. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Transaction and will receive a fee for such services contingent upon the consummation of the Transaction. We and our affiliates in the past have provided, and are currently providing, services to Allergan plc or its subsidiaries unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, having (i) acted as joint bookrunner for public offerings of ordinary shares and convertible preferred shares by Allergan plc in February 2015, (ii) acted as co-manager for an offering of senior notes by an affiliate of Parent in March 2015 and (iii) acted as a lender to affiliates of Parent under a term loan and revolving credit facility since December 2014. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company, Parent and Allergan plc for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent, Allergan plc and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act (including whether or not to tender shares of Company Common Stock in the Tender Offer) on or with respect to any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of the Company Common Stock (other than Excluded Shares).

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

ANNEX III

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, §257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this

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section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled

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to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

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(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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